Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and between

EXTREME NETWORKS, INC.

and

ZEBRA TECHNOLOGIES CORPORATION

dated as of September 13, 2016

i

LIST OF ANNEXES AND EXHIBITS

Annex A	—	Customer Transition Plan*

Exhibit A	—	Assignment and Assumption Agreement*

Exhibit B	—	Bill of Sale*

Exhibit C-1	—	Patent Assignment Agreement*

Exhibit C-2	—	Trademark Assignment Agreement*

Exhibit C-3	—	Domain Name Assignment Agreement*

Exhibit D	—	Intellectual Property License Agreement*

Exhibit E	—	Local Asset Transfer Agreement*

Exhibit F		Non-Compete Agreement*

Exhibit G	—	Sublease Agreement*

Exhibit H	—	Transition Services Agreement*

Exhibit I	—	Escrow Agreement*

Exhibit J	—	Debt Commitment Letter

LIST OF SCHEDULES*

Schedule 1.1(a)	—	Knowledge Group

Schedule 1.1(b)	—	Illustrative Calculation of Net Working Capital and Deferred Revenue Amount

Schedule 1.1(c)	—	Permitted Liens

Schedule 2.1(b)(i)-A	—	Assigned Patents and Patent Applications

Schedule 2.1(b)(i)-B	—	Assigned Trademark Registrations and Trademark Applications

Schedule 2.1(b)(i)-C	—	Assigned Copyright Registrations

Schedule 2.1(b)(i)-D	—	Assigned Internet Domain Names

Schedule 2.1(b)(v)	—	Business Equipment

Schedule 2.1(b)(vi)	—	Assigned Contracts

Schedule 2.1(b)(xiv)	—	Other Purchased Assets

Schedule 2.2	—	Other Excluded Assets

Schedule 2.3(a)(viii)	—	Other Assumed Liabilities

Schedule 2.9(b)(ii)(C)	—	Release of Liens

Schedule 2.14	—	Allocation of Purchase Price

Schedule 3.1(f)	—	Material Consents

Schedule 4.5(a)	—	Financial Statements

Schedule 4.6(b)	—	Material Permits

Schedule 4.8(a)	—	Leased Real Property

Schedule 4.8(d)	—	Location of Inventories

Schedule 4.8(e)(iv)	—	Other Assets Used in or Related to the Business

Schedule 4.9(g)	—	Seller Proprietary Software

Schedule 4.10	—	Contracts

Schedule 4.11(a)	—	Seller Benefit Plans

Schedule 4.14	—	Top Customers and Suppliers

Schedule 4.16	—	Brokerage

Schedule 6.1	—	Conduct of the Business

Schedule 6.3(a)	—	Necessary Efforts – Consents

Schedule 6.8	—	Inventory Transition Plan

Schedule 7.2	—	Excluded Marks

Schedule 7.3	—	Guarantees

Schedule 7.4(e)	—	Contractors

Schedule 7.4(h)	—	Vacation, Sick and Paid Time Off

*	These schedules or similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Extreme Networks, Inc. agrees to furnish supplementally a copy of any omitted schedules or similar attachments to the SEC upon request.

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 13, 2016, by and between Extreme Networks, Inc., a Delaware corporation (“Buyer”) and Zebra Technologies Corporation, a Delaware corporation (“Seller”). Buyer and Seller are each sometimes referred to herein individually as a “Party” and are collectively referred to herein as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I below.

RECITALS

A. Seller is engaged in the Business.

B. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Purchased Assets, and Seller desires Buyer to assume, and Buyer desires to assume from Seller, the Assumed Liabilities, all in accordance with the terms and subject to the conditions set forth in this Agreement.

C. Seller is also engaged in, and/or may contemplate engaging in, the Retained Business, which is not included in the Business and is not being transferred to or acquired by Buyer.

D. The respective boards of directors of Seller and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.

F. Buyer and Seller desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, conditions and agreements set forth herein, and for other good and valuable consideration, the sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings.

“Acquisition Proposal” means an indication of interest, offer or proposal to acquire Seller’s or any of its Subsidiaries’ right, title and interest in and to all or any material portion of the Purchased Assets or the Business in a single transaction or series of related transactions (other than the transactions provided for in this Agreement).

“Action” means any claim, demand, action, suit, arbitration, investigation or similar proceeding before a Governmental Body.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreed Amount” shall have the meaning given to such term in Section 8.9(e).

“Agreement” shall have the meaning given to such term in the Preamble.

“Allocation” shall have the meaning given in Section 2.14.

“Ancillary Agreements” means the Assignment and Assumption Agreement, Bill of Sale, Patent Assignment Agreement, Escrow Agreement, Trademark Assignment Agreement, Domain Name Assignment Agreement, the Intellectual Property License Agreement, the Transition Services Agreement, the Sublease Agreement, the Local Asset Transfer Agreements and the Non-Compete Agreement.

“Arbiter” shall have the meaning given to such term in Section 2.7(b).

“Assigned Contracts” shall have the meaning given to such term in Section 2.1(b)(vi).

“Assigned Intellectual Property” means, collectively, any and all Intellectual Property Rights owned by Seller or any of its Subsidiaries (including Seller’s or the applicable Subsidiary’s co-ownership interest in any such Intellectual Property Right with a third party) and primarily used or primarily held for use in connection with the Business, including: (A) all of the patents and patent applications identified in Schedule 2.1(b)(i)-A; (B) all of the trademark registrations and trademark applications identified in Schedule 2.1(b)(i)-B, and the goodwill associated therewith; (C) all of the copyright registrations identified in Schedule 2.1(b)(i)-C; and (D) all of the Internet domain names identified in Schedule 2.1(b)(i)-D.

“Assigned IT Assets” has the meaning set forth in Section 2.1(b)(ii).

“Assignable Shared Contracts” has the meaning set forth in Section 4.10.

“Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement in substantially the form of Exhibit A attached hereto.

“Assumed Liabilities” shall have the meaning given to such term in Section 2.3(a).

“Base Consideration” means $55,000,000.

“Bill of Sale” means that certain Bill of Sale in substantially the form of Exhibit B attached hereto.

“Business” means the business of designing, developing, manufacturing, distributing, offering for sale, selling, reselling, supporting, and providing maintenance, product, and network management services for Business Products; provided, however, that the term “Business” does not include or apply with respect to any: (i) products that provide connectivity primarily using a standard other than IEEE 802.11; (ii) Seller’s hardware and software mobile engagement platform known as “MPact”; (iii) products capable of providing wireless connectivity but having a primary use other than for wireless connectivity; (iv) products that do not, as their primary function, provide wireless connectivity to wireless products within a local area network (whether indoors or outdoors) using the IEEE 802.11 standard (as such standard may be amended or supplemented over time); (v) Excluded Standards Products; or (vi) the business of designing, developing, manufacturing, distributing, offering for sale, selling, reselling, supporting, or providing maintenance, product, or network management services for any of the foregoing clauses (i) through (v).

“Business Day” shall mean a day other than Saturday and Sunday or any day on which commercial banks located in the State of New York are authorized or obligated to close.

“Business Equipment” means all items of equipment, machinery, scientific or other instruments, tools, furniture and furnishings, office materials and supplies and other tangible personal property assets used primarily in the conduct of the Business, including as listed in Schedule 2.1(b)(v).

“Business Employee” means each employee of Seller who is principally engaged by, or provides services principally to, the Business.

“Business Intellectual Property” means the Assigned Intellectual Property and the In-Licensed Intellectual Property.

“Business Permits” shall have the meaning given to such term in Section 2.1(b)(viii).

“Business Products” means network infrastructure products that provide connectivity to wireless products within a local area network (whether indoors or outdoors) and that operate in compliance with the IEEE 802.11 standard, including wireless access points and ports, wireless controllers, wireless switches designed for use with the foregoing wireless access points, ports and controllers, and related accessories and Software (including LAN Planner, Nsight, zguest, Azara, Wing and Air Defense), but specifically excluding (i) products that provide connectivity primarily using a standard other than IEEE 802.11, (ii) Seller’s hardware and software mobile engagement platform known as “MPact”, (iii) products capable of providing wireless connectivity but having a primary use other than for wireless connectivity, (iv) products that do not, as their primary function, provide wireless connectivity to wireless products within a local area network (whether indoors or outdoors) using the IEEE 802.11 standard (as such standard may be amended or supplemented over time), and (v) Excluded Standards Products. For all purposes of this Agreement, Business Products shall mean (a) the Business Products offered as of the Closing Date by Seller and its Subsidiaries, (b) any Business Products offered prior to the Closing Date by Seller and its Subsidiaries and for which Seller or any of its Subsidiaries are providing support or other professional services as of the Closing Date and (c) any Business Products covered by a valid customer warranty as of the Closing Date.

“Business Records” shall have the meaning given to such term in Section 2.1(b)(vii).

“Buyer 401(k) Plan” shall have the meaning given to such term in Section 7.4(k).

“Buyer Benefit Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained or sponsored by or required to be contributed to by Buyer or any of its Affiliates, including those required under applicable Law, whether now or hereafter established, that covers or shall at any time cover any Transferred Employee.

“Buyer Indemnitee(s)” shall have the meaning given to such term in Section 8.2.

“Buyer” shall have the meaning given to such term in the Preamble.

“Buyer-Retained Transitional Service Provider” shall have the meaning given to such term in Section 7.4(b).

“Cap” shall have the meaning given to such term in Section 8.5(c).

“Claimed Amount” shall have the meaning given to such term in Section 8.9(b).

“Claim Notice” shall have the meaning given to such term in Section 8.9(a).

“Closing Date” has the meaning set forth in Section 2.9(a).

“Closing” has the meaning set forth in Section 2.9(a).

“Closing Report” shall have the meaning given to such term in Section 2.7.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Commitment Letter” shall have the meaning given to such term in Section 5.7(a).

“Confidential Information” shall have the meaning given to such term in Section 10.1.

“Confidentiality Agreement” shall have the meaning given to such term in Section 10.1.

“Contested Amount” shall have the meaning given to such term in Section 8.9(c).

“Continuation Period” shall have the meaning given to such term in Section 7.4(f).

“Continuing Claim” shall have the meaning given to such term in Section 8.9(h).

“Contract” means any written or oral agreement, contract or other legally binding instrument or undertaking of any nature, including any written license, sublicense, instrument, note, guaranty, commitment, deed, lease or purchase order.

“Contractor” means each individual service provider, independent contractor or consultant performing services for Seller who is included on the list provided to Buyer from Seller in accordance with Section 4.11.

“Current Assets” means current assets included in the Purchased Assets (excluding cash, cash equivalents and any Tax assets, but including accounts and notes receivable of the Business (net of allowances for cash discounts, doubtful accounts, bad debts, chargebacks, customer rebates and sales returns), Inventory (net of any reserves for excess or obsolete Inventory) and prepaid expenses of the Business), in each case as determined in accordance with the methodologies and principles used in the preparation of the Financial Statements, to the extent consistent with GAAP.

“Current Liabilities” means current liabilities included in the Assumed Liabilities (excluding any Tax Liabilities, deferred revenue and any Liabilities in connection with or relating to the employment or termination of or the compensation and benefits provided to any Business Employee), in each case as determined in accordance with the methodologies and principles used in the preparation of the Financial Statements, to the extent consistent with GAAP.

“Debt Commitment Letter” shall have the meaning given to such term in Section 5.7(a).

“Debt Financing” shall have the meaning given to such term in Section 5.7(a).

“Debt Financing Sources” means, collectively, the Lenders’ Agent and the Lenders.

“Deductible” shall have the meaning given to such term in Section 8.5(b)(ii).

“Deferred Revenue Amount” means, as of the close of business on the date prior to the Closing Date, the deferred revenue of the Business with respect to which cash has been collected by the Business, determined in accordance with the methodologies and principles used in the preparation of the Financial Statements, to the extent consistent with GAAP.

“Designated Contacts” shall have the meaning given to such term in Section 6.2.

“Determination Date” shall have the meaning given to such term in Section 2.7(b).

“Development Software” means Software (other than Seller Proprietary Software) that is owned by Seller or any of its Subsidiaries and is primarily used for the design or development of the Business Products.

“Disclosure Schedules” shall have the meaning given to such term in Article IV.

“Dispute Period” shall have the meaning given to such term in Section 8.9(c).

“Domain Name Assignment Agreement” means that certain Domain Name Assignment Agreement in substantially the form of Exhibit C-3 attached hereto.

“Effective Time” has the meaning set forth in Section 2.9(a).

“End Date” shall have the meaning given to such term in Section 9.1(b).

“Environmental Laws” means all applicable laws, rules and regulations promulgated by any Governmental Body which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Occupational Safety and Health Act, the Clean Water Act, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“Environmental Permit” means any approval, permit, license or consent required to be obtained from any Governmental Body under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” shall have the meaning given to such term in Section 2.5.

“Escrow Agent” shall have the meaning given to such term in Section 2.5.

“Escrow Agreement” shall have the meaning given to such term in Section 2.5.

“Escrow Amount” means $5,000,000.

“Escrow Expiration Date” shall have the meaning given to such term in Section 8.1.

“Estimate Report” shall have the meaning given to such term in Section 2.6.

“Estimated Initial Purchase Price” shall have the meaning given to such term in Section 2.6.

“Excluded Assets” shall have the meaning given to such term in Section 2.2.

“Excluded Liabilities” shall have the meaning given to such term in Section 2.4.

“Excluded Marks” means any and all Trademarks owned by Seller (which shall include any of the foregoing comprising, using or containing “Zebra” or otherwise set forth on Schedule 7.2(a)), whether in block letters or otherwise, whether alone or in combination with other words or elements, and including all translations, adaptations, derivations and combinations thereof and anything confusingly similar thereto or embodying any of the foregoing, provided, however, that Excluded Marks do not include any (i) part numbers for Business Products or (ii) any Trademarks included in the Assigned Intellectual Property (none of which shall include any of the foregoing comprising, using or containing “Zebra” or otherwise set forth on Schedule 7.2(a)).

“Excluded Standards Products” means any product to the extent such product uses, includes, or operates in compliance with, or is designed to use, include, or operate in compliance with, any of the following: (i) passive or semi-passive Radio Frequency Identification tags or readers, including ISO/IEC 18000 devices; (ii) Active Radio Frequency Identification tags or readers, including Ultra-wideband or ISO24760 devices; (iii) passive and active near field communication tags, contactless payment systems, communication modules, or devices, including devices operating under ISO/IEC 14443, 15693, 21481, or 13157; (iv) ultrasound or near-ultrasound modules or devices; (v) image capture or video capture; (vi) Bluetooth, infrared, or IEEE 802.15 (except to the extent with respect to a product not primarily designed for personal area communications); or (vii) a power supply consisting primarily of solar, power over radio frequency, universal serial bus, or battery(ies) (except for any battery(ies) that are incorporated in the Business Products).

“Existing Stock” shall have the meaning given to such term in Section 7.2(a).

“Fee Letter” shall have the meaning given to such term in Section 5.7(a).

“Final Closing Report” shall have the meaning given to such term in Section 2.7(b).

“Final Deferred Revenue Amount” shall have the meaning given to such term in Section 2.7(b).

“Final Initial Purchase Price” shall have the meaning given to such term in Section 2.7(b).

“Final Net Working Capital” shall have the meaning given to such term in Section 2.7(b).

“Financial Statements” shall have the meaning given to such term in Section 4.5(a).

“Fundamental Representations” means the representations and warranties set forth in Sections 4.1, 4.2 and 4.16.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof, consistently applied.

“General Enforceability Exceptions” shall have the meaning given to such term in Section 4.2.

“German Regulatory Approval” means approval of the Transactions under the German Act Against Restraints on Competition (Gesetz gegen Wettbewerbsbeschrankungen).

“Governmental Body” means any federal, state, local, municipal, foreign or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, instrumentality, court or other tribunal of any of the foregoing.

“Guarantees” shall have the meaning given to such term in Section 7.3.

“Hazardous Material” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“In-Licensed Intellectual Property” means all Intellectual Property Rights (other than Off-the-Shelf Software) that are owned by third parties and licensed to Seller or any of its Subsidiaries and used primarily or held for use primarily by Seller or any of its Subsidiaries in connection with the Business Products and the Business.

“Indebtedness” of any Person means all obligations of such Person, whether or not included as indebtedness or liabilities in accordance with GAAP: (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (d) under all letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds, performance bonds and similar instruments issued or created by or for the account of such Person, (e) under any hedging Contract, (f) indebtedness secured by a Lien on property owned or being purchased by such Person, (g) under capital leases and purchase money obligations, (h) for any accrued and unpaid interest on, and any prepayment premiums, penalties or similar charges in respect of, any of the foregoing obligations and (i) in the nature of guarantees of the obligations described in clauses (a) through (h) above of any other Person.

“Indemnification Claim” shall have the meaning given to such term in Section 8.5(c).

“Indemnifying Party” shall have the meaning given to such term in Section 8.3(a).

“Indemnitee” shall have the meaning given to such term in Section 8.3(a).

“Inside Date” shall have the meaning given to such term in Section 2.9(a).

“Inventory” means all inventory of the Business owned or controlled by, or in the possession of, Seller or any Subsidiary of Seller, including raw materials, work-in-process and finished goods, and all interests therein.

“Inventory Transition Plan” shall have the meaning given to such term in Section 6.8.

“Initial Purchase Price” shall be an amount equal to (i) the Base Consideration, plus (ii) the amount, if any, by which Net Working Capital exceeds the Target Net Working Capital, minus (iii) the amount, if any, by which Net Working Capital is less than the Target Net Working Capital, minus (iv) the Deferred Revenue Amount, minus (v) the Escrow Amount.

“Intellectual Property License Agreement” means that certain Intellectual Property License Agreement in substantially the form of Exhibit D attached hereto.

“Intellectual Property Rights” means and includes all rights of the following types, to the extent protected under the laws of any jurisdiction worldwide: (a) patents and patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof (this clause (a),

“Patents”); (b) trademarks, service marks, trade names, corporate names, logos, slogans, trade dress, design rights, or other similar designations of source or origin and registrations and applications to register trademarks or service marks, together with all goodwill associated therewith (this clause (b), “Trademarks”); (c) copyrights and copyright registrations, copyrightable subject matter, original works of authorship, any intellectual property rights in Technology (not otherwise referenced in this definition) and applications for copyright registration; (d) (x) trade secrets and (y) know-how, inventions, methods and processes (whether or not patentable) and confidential or proprietary information (including any business plans, designs, technical data, invention disclosures, customer lists and data, financial information, pricing and cost information, bills of material, or other similar information) (this clause (d), “Trade Secrets”); (e) Internet domain name registrations; (f) mask work rights; and (g) rights in databases and data collections (including knowledge databases).

“IPA” means that certain Intellectual Property Agreement, dated as of April 14, 2014, by and between Motorola Solutions, Inc. and Seller.

“Knowledge” of Seller means the actual knowledge of the individuals listed on Schedule 1.1(a), after due inquiry.

“Law” means any applicable law, statute, rule, regulation, ordinance, order, judgment, decree or other pronouncement enacted by any Governmental Body.

“Latest Balance Sheet” shall have the meaning given to such term in Section 4.5(a).

“Lease” shall have the meaning given to such term in Section 4.8(a).

“Leased Real Property” shall have the meaning given to such term in Section 4.8(a).

“Lender” and “Lenders” shall have the meaning given to such term in Section 5.7(a).

“Lenders’ Agent” shall have the meaning given to such term in Section 5.7(a).

“Liability” means any Indebtedness, obligation or other liability of a Person (whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, and whether arising in the past, present or future).

“Lien” means any mortgage, pledge, lien, charge, claim, security interest, lease, adverse claims of ownership or use, restrictions on transfer, defect of title or other encumbrance of any sort. For the avoidance of doubt, Liens shall not include (i) non-exclusive licenses of Intellectual Property Rights, or (ii) any other license by Seller or any of its Affiliates to Seller or any of its Affiliates of Intellectual Property Rights terminated as of or prior to the Closing.

“Local Asset Transfer Agreement” means the certain local asset transfer agreements for each jurisdiction other than the United States in which the Purchased Assets or Assumed Liabilities are located in substantially the form of Exhibit E attached hereto, with only such deviations therefrom as are required by applicable local Law.

“Loss(es)” shall have the meaning given to such term in Section 8.2.

“Malicious Code” shall have the meaning given to such term in Section 4.9(g).

“Material Adverse Effect” means with respect to the Purchased Assets or the Business, any change, circumstance, event or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the assets, liabilities, condition (financial or otherwise) or results of operations of the Purchased Assets or the Business or (ii) the ability of the Seller to consummate the transaction contemplated by this Agreement; provided, however that in determining whether or not a Material Adverse Effect has occurred or will occur under clause (i), none of the following shall be taken into account: (a) the announcement or pendency of the transactions contemplated by this Agreement; (b) general business or economic conditions affecting the industry or markets in which the Business is operated, the U.S. and international economy as a whole or the financial, banking or securities markets in general (including any disruption thereof and any decline in the price of any security or any market index); (c) compliance with the express terms of this Agreement or any Ancillary Agreement or the taking of any action expressly required by this Agreement or any Ancillary Agreement, or requested in writing by Buyer; (d) actions required to be taken under applicable Laws; (e) any change in GAAP, or any change in related Laws, rules or regulations or interpretations thereof; (f) the failure of any Purchased Assets or the Business to meet any financial plan or projection (it being understood that other than as specifically excluded herein, the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (g) natural disasters, epidemics or pandemics; (h) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; (i) any changes or effects that are caused by Buyer’s delay in consummating the Closing as required by Section 2.9(a), except to the extent, in the case of the foregoing clauses (b), (e), (g) or (h), such changes, circumstances, events or effects referred to therein have a materially disproportionate impact on the Business relative to the industry in which the Business competes as a whole.

“Minor Claim” shall have the meaning given to such term in Section 8.5(b)(i).

“Mobility Intellectual Property License” means that certain Amended and Restated Intellectual Property License Agreement, by and between Motorola Mobility, Inc. and Motorola, Inc., effective as of July 31, 2010.

“Net Working Capital” means, as of the close of business on the date prior to the Closing Date, (i) the Current Assets less (ii) the Current Liabilities.

“Non-Assignable Asset” shall have the meaning given to such term in Section 2.11(a).

“Non-Assignable Shared Contracts” shall have the meaning given to such term in Section 2.12(b).

“Non-Compete Agreement” means that certain Agreement not to compete in the form of Exhibit F attached hereto.

“Off-the-Shelf Software” means Contracts with respect to licenses for off-the-shelf, commercially available Software that is not (i) redistributed with or incorporated in any Business Products, or (ii) used by Seller in the design, development or manufacture of any Business Products.

“Open Source Software” means any Software licensed, provided, or distributed under any open-source or similar license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Order” means any writ, judgment, decree, injunction, ruling, administrative order, directive or similar order or directive of any Governmental Body.

“Ordinary Course of Business” means an action taken or not taken with respect to the Business that is consistent with past practices of Seller with respect to the Business during the twelve (12) months prior to the date hereof (including with respect to quantity, nature, magnitude and frequency) and is taken in the ordinary course of the normal day-to-day operations of the Business.

“Party(ies)” shall have the meaning given to such term in the Preamble.

“Patent Assignment Agreement” means that certain Patent Assignment Agreement in substantially the form of Exhibit C-1 attached hereto.

“Permit” means a license, permit, authorization, registration, certificate, approval, consent, franchise, variance, exemption, order or similar right obtained from any Governmental Body. For the avoidance of doubt, Permit does not include Intellectual Property Rights or any of the foregoing related thereto.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by Seller; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent and that would not individually or in the aggregate be materially adverse to the Business; (c) any Lien, the existence of which does not materially detract from the value of any of the property, rights or assets included in the Purchased Assets or the Business or materially interfere with the use thereof, (d) any Lien arising out of the Transactions or imposed by the Ancillary Agreements; (e) Liens that will be released or terminated prior to or in connection with the Closing; and (f) those matters identified in Schedule 1.1(c).

“Person” means any individual, corporation (including any non-profit corporation), company, general or limited partnership, limited liability company, joint venture, trust, estate, business trust, association, unincorporated organization or any other entity or organization (whether or not a legal entity), including any Governmental Body.

“Personal Information” shall mean any information that is (a) regulated or protected by one or more applicable privacy, data security and/or data protection laws and/or regulations enacted by a Governmental Body or (b) that identifies or would reasonably be expected to be able to be used identify an identifiable natural person, including unique device or browser identifiers, names, addresses, telephone numbers, email addresses, and social security numbers.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of a Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Provider” shall have the meaning given to such term in Section 10.1.

“Purchase Price” shall have the meaning given to such term in Section 2.5.

“Purchased Assets” shall have the meaning given to such term in Section 2.1(b).

“Receiver” shall have the meaning given to such term in Section 10.1.

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, accountants, counsel, investment bankers, financial advisors, agents and other representatives.

“Response Notice” shall have the meaning given to such term in Section 8.9(c).

“Retained Amount” shall have the meaning given to such term in Section 8.9(h).

“Retained Business” means the remaining business of Seller not being sold, other than the Business, and including (i) products that provide connectivity primarily using a standard other than IEEE 802.11, (ii) Seller’s hardware and software mobile engagement platform known as “MPact”, (iii) products capable of providing wireless connectivity but having a primary use other than for wireless connectivity, (iv) products that do not, as their primary function, provide wireless connectivity to wireless products within a local area network (whether indoors or outdoors) using the IEEE 802.11 standard (as such standard may be amended or supplemented over time), (v) Excluded Standards Products, and (vi) the business of designing, developing, manufacturing, distributing, offering for sale, selling, reselling, supporting, or providing maintenance, product, or network management services for any of the foregoing clauses (i) through (v).

“Review Period” shall have the meaning given to such term in Section 2.7(b).

“Run-Off Period” shall have the meaning given to such term in Section 7.2(a).

“Seller” shall have the meaning given to such term in the Preamble.

“Seller Benefit Plans” shall have the meaning given to such term in Section 4.11(a).

“Seller Indemnitee(s)” shall have the meaning given to such term in Section 8.2(a).

“Seller Privacy Policies” shall have the meaning given to such term in Section 4.9(k).

“Seller Proprietary Software” means Software (other than Open Source Software) owned or Purported to be Owned by Seller or any of its Subsidiaries that is incorporated in the Business Products.

“Seller-Retained Transitional Service Provider” shall have the meaning given to such term in Section 7.4(b).

“Shared Contract” means all Contracts of Seller or its Subsidiaries relating in part to the Business, but not exclusively relating to the Business, and not otherwise listed on Schedule 2.1(b)(vi) as an Assigned Contract, but excluding all corporate-level IT software licenses and licenses for engineering tools.

“Significant Contracts” shall have the meaning given to such term in Section 4.10.

“Software” means any computer program, firmware or software code of any nature, including all executable code, source code, RTL code, Gerber files and GSDII files, together with any related technical documentation, including any development tools, developers’ kits, technical manuals and user manuals, regardless of medium of storage or recordation.

“Stipulated Amount” shall have the meaning given to such term in Section 8.9(f).

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Sublease Agreement” means that certain Sublease Agreement in substantially the form of Exhibit G attached hereto.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, association or other entity controlled by such Person, directly or indirectly, through one or more intermediaries where, for purposes of this definition, “control” means ownership of outstanding stock or other voting securities of an entity possessing more than fifty percent (50%) of the voting power of all outstanding voting securities of such entity.

“Target Net Working Capital” means $29,000,000.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax(es)” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person by Law, by Contract or otherwise.

“Technology” means tangible embodiments of Intellectual Property Rights, including any algorithms, APIs, Software, assembly methods and designs, network configurations and architecture, test data and reports, technical data and reports and all other forms of technical information. Technology shall not include any Intellectual Property Rights.

“Third Party Claim” shall have the meaning given to such term in Section 8.3(a).

“Top Customers” shall have the meaning given to such term in Section 4.14.

“Top Suppliers” shall have the meaning given to such term in Section 4.14.

“Trademark Assignment Agreement” means that certain Trademark Assignment Agreement in substantially the form of Exhibit C-2 attached hereto.

“Transition Activities” shall have the meaning given to such term in Section 7.4(m).

“Transactions” means the transactions which are the subject matter of this Agreement and of the Ancillary Agreements.

“Transfer Taxes” shall have the meaning given to such term in Section 2.10(a).

“Transferred Employees” means any Business Employee who accepts the offer of employment from Buyer or any of its Affiliates or whose employment transfers automatically to Buyer or any of its Affiliates in accordance with applicable Law, as set forth in Section 7.4(a). Once a Buyer-Retained Transitional Service Provider accepts the offer of employment from Buyer or any of its Affiliates, he or she shall be treated as a Transferred Employee for all purposes under Section 7.4.

“Transition Services Agreement” means that certain Transition Services Agreement in substantially the form of Exhibit H attached hereto.

“Transitional Service Provider” means any Business Employee who shall provide transitional services to Buyer or any of its Affiliates pursuant to the Transition Services Agreement as set forth in Section 7.4(b).

“Warranted Taxes” shall have the meaning given to such term in Section 4.7(a).

“Wireless Standards” means: (a) all technical specifications promulgated or currently under development by any of (i) IEEE and presently known as IEEE 802.11/WiFi or 802.15/WPAN standards, (ii) EPCGlobal and presently known as EPC Radio Frequency Identity Protocols, (iii) ISO/IEC 18000, 13157, 21481, 14443, or 15693, and presently known as RFID or NFC, or (iv) Bluetooth; (b) various derivations of the specifications and protocols referenced in the immediately preceding clause (a) that do not fundamentally alter the character of such specifications and protocols (e.g., wireless air-interface, framing structure, control, call set-up, and connection management); and (c) any and all international versions of the specifications and protocols referenced in the immediately preceding clauses (a) and (b).

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS; ASSUMPTION OF LIABILITIES

2.1 Purchase and Sale of Purchased Assets.

(a) Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, and except as set forth in Section 2.11, at the Closing, Buyer shall purchase, acquire and accept from Seller, and Seller shall sell, convey, transfer, assign and deliver to Buyer, all of Seller’s right, title and interest in, to and under, as of the Closing Date, the Purchased Assets, free and clear of all Liens (other than Permitted Liens). Buyer hereby acknowledges and agrees that the Assigned Intellectual Property that is licensed to the Seller Parties (as defined in the IPA) pursuant to Section 2.1(c) or Section 2.1(d) of the IPA is subject to and bound by the licenses granted pursuant to Section 2.1(c) and Section 2.1(d) of the IPA.

(b) Purchased Assets Defined. For all purposes of and under this Agreement, the term “Purchased Assets” shall mean, refer to and include all tangible and intangible assets, properties and rights (but specifically excluding the Excluded Assets) of the Seller or any Subsidiary of Seller that are primarily related to, primarily used, or primarily held for use in connection with the Business (except, in each case, to the extent specifically set forth otherwise below), including:

(i) all Assigned Intellectual Property, together with all claims, causes of action and rights to sue for past, present and future infringement or unconsented use of any Assigned Intellectual Property;

(ii) (A) the Development Software and the Seller Proprietary Software that is primarily used or primarily held for use in connection with the Business, (B) any Technology that is owned by Seller or any of its Subsidiaries and is primarily used or primarily held for use in connection with the Business, and (C) any information technology assets, systems, and networks that are owned by Seller or any of its Subsidiaries, are tangible, and are primarily used or primarily held for use in connection with the Business (this clause (C), collectively, the “Assigned IT Assets”);

(iii) all Inventory to the extent used or held for use in connection with the Business;

(iv) all marketing, sales, instructional, training and technical literature and documentation to the extent primarily related to the Business or otherwise primarily related to the Business Products;

(v) the Business Equipment;

(vi) subject to Section 2.11, all rights of Seller or any Subsidiary of Seller in, to or under (A) all Contracts primarily used or primarily held for use in connection with the Business, including all Contracts relating to In-Licensed Intellectual Property and (B) those Contracts set forth on Schedule 2.1(b)(vi) (collectively, the “Assigned Contracts”);

(vii) all books and records of Seller primarily used in or otherwise primarily relating to the Business and commercially reasonably separable from those portions of books and records of Seller relating to any Retained Business (collectively, the “Business Records”); provided that Seller shall provide copies of all other books and records used in or otherwise relating to the Business (including such books and records that are not commercially reasonably separable from the books and records of Seller relating to any Retained Business), which are redacted to remove any information relating to any Retained Business; provided further that, notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to disclose any information to Buyer or any of its Affiliates or Representatives if such disclosure would reasonably be expected to contravene any applicable Law or violate any attorney-client privilege, provided that Seller shall use commercially reasonable efforts to provide such information without causing contravention of such Law or violation of such privilege;

(viii) all Permits (including applications therefor) exclusively used in or exclusively related to the conduct of the Business to the extent such Permits may be transferred to Buyer under applicable Law and by the terms of such Permits (the “Business Permits”);

(ix) all prepaid expenses to the extent related to the Business arising from cash payments made prior to the Closing Date for goods and services where such goods or services have not been received as of the Closing Date;

(x) the employment Contracts with any Transferred Employee required to be transferred to Buyer pursuant to applicable Law;

(xi) all causes of action, claims, demands, deposits, prepaid expenses, warranties, guarantees, refunds, rights of recovery, rights or set off and other rights and privileges against third parties whether liquidated or unliquidated, fixed or contingent, choate or inchoate that relate to events or breaches which relate primarily to the Purchased Assets;

(xii) all accounts and notes receivable of the Business;

(xiii) all the goodwill associated with the Business; and

(xiv) all of the assets, properties and rights set forth in Schedule 2.1(b)(xiv).

For the avoidance of doubt, the Purchased Assets shall not include any Subsidiaries of Seller.

2.2 Excluded Assets. Notwithstanding anything to the contrary set forth in Section 2.1 or elsewhere in this Agreement, Buyer expressly acknowledges and agrees that it is not purchasing or acquiring, and Seller is not selling, assigning, transferring or conveying, any of Seller’s right, title or interest in, to or under any assets, properties or rights of Seller or any of its

Subsidiaries or its Affiliates (a) as of the Closing Date other than the Purchased Assets, including any claim, right or interest of the Seller or its Subsidiaries in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom, for any Tax period (or portion of a Tax period) that ends on or before the Closing Date, (b) any cash and cash equivalents to the extent related to the Business, (c) any assets, properties or rights of Seller or any of its Subsidiaries or its Affiliates primarily related to the Retained Business, (d) the Excluded Marks, (e) any Patent where the substance of the claims of such Patent, on balance, read primarily on a client device, (f) de minimis Assets that are not commercially reasonably divisible, and (g) all of the assets, properties and rights set forth in Schedule 2.2 (collectively, the “Excluded Assets”).

2.3 Assumption of the Assumed Liabilities.

(a) Assumption. Upon the terms and subject to the conditions set forth herein, at the Closing, Buyer shall assume from Seller and agree to pay, perform, satisfy and discharge when due, and Seller shall irrevocably convey, transfer and assign to Buyer only those Liabilities of Seller set forth below, and only to the extent exclusively arising from the ownership and operation of the Business or the Purchased Assets (the “Assumed Liabilities”) (other than the Excluded Liabilities as defined in Section 2.4):

(i) all Liabilities arising under the Assigned Contracts on or after the Closing (including, for the avoidance of doubt, the portion of the Assignable Shared Contracts and Non-Assignable Shared Contracts deemed to be Assigned Contracts pursuant to Section 2.12), but excluding any Liabilities arising from breaches of any Assigned Contract by Seller prior to the Closing (other than any non-monetary Liabilities resulting from immaterial breaches of any Assigned Contract by Seller prior to the Closing);

(ii) all Liabilities of the Business arising out of or relating to warranty, return, exchange, rebate and credit obligations in respect of services provided or products sold, to the extent reserved against in the Latest Balance Sheet;

(iii) all Current Liabilities (A) set forth on the Latest Balance Sheet, (B) incurred since the date of the Latest Balance Sheet and of the type contained on the Latest Balance Sheet or (C) incurred in the Ordinary Course of Business, excluding, for the avoidance of doubt, any Liabilities in connection with or relating to the employment or termination of or the compensation and benefits provided to any Business Employees (which is the subject of Section 2.3(a)(iv));

(iv) (A) all Liabilities in connection with or relating to the employment or termination of or the compensation and benefits provided to any Transferred Employee or Buyer-Retained Transitional Service Provider after the Closing Date, (B) all Liabilities for accrued but unused vacation, sick and paid time off of the Transferred Employees and the Buyer-Retained Transitional Service Providers pursuant to Section 7.4(h), (C) all Liabilities that Buyer and/or any of its Affiliates are expressly required to assume under Section 7.4 and (D) all Liabilities relating to the Seller-Retained Transitional Service Providers as set forth in Section 6(h) of the Transition Services Agreement;

(v) all Liabilities arising from Property Taxes to the extent specifically allocated to Buyer pursuant to Section 7.5(a);

(vi) all Liabilities with respect to any environmental matters solely to the extent arising from the operation of the Business by Buyer or any of its Affiliates after the Closing;

(vii) all Liabilities to customers (excluding, for the avoidance of doubt, any customer rebates, which are the subject of Section 2.3(a)(ii)) under purchase orders for products of the Business which are Assigned Contracts and at the Closing have not yet been provided;

(viii) all of the Liabilities set forth in Schedule 2.3(a)(viii);

(ix) all Liabilities of Seller relating to the Business or the Purchased Assets solely to the extent arising from the operation of the Business by Buyer or any of its Affiliates after the Closing; and

(x) in addition to the foregoing, all Liabilities of the Business that are incurred in the Ordinary Course of Business, provided, that that the aggregate amount of Liability assumed by Buyer pursuant to this clause (x) (excluding any individual Liability below $200,000) shall not exceed $3,000,000.

2.4 Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Section 2.4 or elsewhere in this Agreement, and without limiting the provisions of Section 2.3, Buyer shall not assume and shall not be responsible to pay, perform, satisfy or discharge any Liabilities of Seller or any of its Subsidiaries, other than the Assumed Liabilities, as of the Closing Date (collectively, the “Excluded Liabilities”). For the avoidance of doubt, all of the following Liabilities shall be Excluded Liabilities:

(a) all Liabilities of Seller or any Subsidiary of Seller relating to or arising out of any of the Excluded Assets or the Retained Business;

(b) any and all Liabilities relating to any Contracts that are not Assigned Contracts;

(c) any Liabilities arising from breaches of any Assigned Contract by Seller prior to the Closing (other than any non-monetary Liabilities resulting from immaterial breaches of any Assigned Contract by Seller prior to the Closing);

(d) all Liabilities for or in respect of Indebtedness;

(e) any Liabilities under any Seller Benefit Plan, other than as expressly provided under Section 7.4;

(f) all Liabilities arising out of, related to or in connection with the employment or service with or termination of employment or service of any employee, consultant or other service provider of Seller or any of its Affiliates, other than those Liabilities related to the Transferred Employees and the Buyer-Retained Transitional Service Providers after the Closing, those Liabilities related to the Seller-Retained Transitional Service Providers as set forth in Section 6(h) of the Transition Services Agreement, and other than as expressly provided under Section 7.4;

(g) all Liabilities of Seller or any Subsidiary or Affiliate of Seller for Taxes, including without limitation all Liabilities for Taxes attributable to the Purchased Assets for any Tax periods (or portions thereof) ending on or before the Closing Date;

(h) all Liabilities of Seller or any Subsidiary or Affiliate of Seller under this Agreement or any Ancillary Agreements or under any other certificate, instrument or other agreement entered into in connection with the Transactions (including without limitation Liabilities for breach thereof by Seller or any Subsidiary or Affiliate of Seller);

(i) all Liabilities set forth in Schedule 2.4(i); and

(j) any Liabilities (A) related to any violation of Law or any Action by any Governmental Body, (B) related to any Taxes other than as set forth in Section 2.3(a)(v), (C) Liabilities with respect to compensation or benefits relating to any Business Employee who is not a Transferred Employee or a Buyer-Retained Transitional Service Provider following the Closing (other than Liabilities relating to the Seller-Retained Transitional Service Providers as set forth in Section 6(h) of the Transition Services Agreement) and (D) related to any breach of this Agreement or any Ancillary Agreement by Seller or any of its Subsidiaries.

2.5 Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in consideration for the sale, conveyance, transfer, assignment and delivery of the Purchased Assets pursuant to Section 2.1, Buyer shall (a) assume and agree to pay, perform, satisfy and discharge when due the Assigned Liabilities and (b) (i) pay to Seller the Estimated Initial Purchase Price in cash by wire transfer of immediately available funds to one or more accounts designated in writing by Seller and (ii) deposit the Escrow Amount into an escrow account (the “Escrow Account”) established pursuant to the terms and conditions of an escrow agreement, in the form attached hereto as Exhibit I (the “Escrow Agreement”), by and among Buyer, Seller and Wilmington Trust, National Association, as escrow agent (the “Escrow Agent”). The Initial Purchase Price, as adjusted by Section 2.7, together with the portion of the Escrow Amount released to Seller in accordance with Article VIII, shall be referred to in this Agreement as the “Purchase Price”.

2.6 Estimated Initial Purchase Price. Not less than three (3) Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer a written statement (the “Estimate Report”) setting forth Seller’s good faith calculation in reasonable detail of its estimate of Net Working Capital, the Deferred Revenue Amount and the Initial Purchase Price, which estimate of the Initial Purchase Price shall (absent manifest error) be the amount to be paid by Buyer to Seller at the Closing (the “Estimated Initial Purchase Price”).

2.7 Purchase Price Adjustment.

(a) Within ninety (90) days following the Closing Date, Buyer will prepare and deliver to Seller a written statement (the “Closing Report”) setting forth a calculation in reasonable detail of Net Working Capital, the Deferred Revenue Amount and the Initial Purchase Price. The Closing Date Net Working Capital and Closing Date Deferred Revenue Amount will be prepared in accordance with the methodologies and principles used in the preparation of the Financial Statements. Schedule 1.1(b) sets forth a calculation of Net Working Capital and the Deferred Revenue Amount for illustrative purposes only based on the Latest Balance Sheet.

(b) If Seller disputes any items in the Closing Report, Seller will within thirty (30) days after the delivery of the Closing Report (the “Review Period”) deliver written notice to Buyer of any objections thereto, which written notice will specify in reasonable detail the rationale for such disagreement and the amount in dispute. Buyer and Seller will attempt in good faith to reach an agreement as to any matters identified in such written notice as being in dispute. If Seller and Buyer fail to resolve all such matters in dispute within thirty (30) days after Seller’s delivery of such written notice to Buyer, then any matters identified in such written notice that remain in dispute will be finally and conclusively determined by Grant Thornton LLP, or if such firm is not available or able to perform the tasks contemplated hereunder, by an independent auditing firm of recognized national standing selected by Buyer and Seller, which firm is not the regular auditing firm of Buyer or Seller or any of their Affiliates (the “Arbiter”). Promptly, but no later than thirty (30) days after its acceptance of its appointment, the Arbiter will determine (based on written presentations of Buyer and Seller and not by independent review; provided that the Arbiter shall have the right (but not the obligation) to ask questions, and seek additional written presentations, of Buyer and Seller) only those matters in dispute and will render a written report as to the disputed matters and the resulting calculation of the final Closing Date Net Working Capital and final Closing Date Deferred Revenue Amount, which report will thereupon be conclusive and binding upon the Parties. In resolving any disputed item, the Arbiter may not assign a value to any item greater than the greatest value for such item claimed by Buyer or Seller, or less than the smallest value for such item claimed by Buyer or Seller. The fees and expenses of the Arbiter will be allocated between Buyer and Seller based upon the percentage which the portion of the disputed amount not awarded to each Party bears to the total amount of the total disputed matters as originally submitted to the Arbiter. For example, if Seller claims that Initial Purchase Price is $1,000 greater than the amount determined by Buyer and the Arbiter awards $400 in favor of Seller’s position, then 40% of the fees and expenses of the Arbiter would be borne by Buyer and 60% of such fees and expenses would be borne by Seller. If Seller fails to notify Buyer of any disputes within the Review Period, the Closing Report (including the calculation of Net Working Capital, the Deferred Revenue Amount and the Initial Purchase Price reflected therein) will be conclusive and binding on the Parties upon the expiration of the Review Period. If Seller notifies Buyer of its agreement with any items in the calculation of Net Working Capital or the Deferred Revenue Amount, such items will be conclusive and binding on the Parties immediately upon such notice. The Closing Report and the calculation of Net Working Capital, the Deferred Revenue Amount and the Initial Purchase Price, as finally determined pursuant to this Section 2.7, will constitute the “Final Closing Report,” “Final Net Working Capital,” “Final Deferred Revenue Amount” and “Final Initial Purchase Price,” respectively, for purposes of this Agreement. The date on which the Final Closing Report is finally determined in accordance with this Section 2.7 is hereinafter referred to as the “Determination Date.”

(c) If, after final determination of the Final Closing Report pursuant to this Section 2.7, the Estimated Initial Purchase Price is less than the Final Initial Purchase Price, then Buyer shall, within three (3) Business Days after the Determination Date, make payment of such difference by wire transfer in immediately available funds to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller.

(d) If, after final determination of Final Closing Report pursuant to this Section 2.7, the Estimated Initial Purchase Price is greater than the Final Initial Purchase Price, then Seller shall, within three (3) Business Days after the Determination Date, make payment of such excess by wire transfer of immediately available funds to an account or accounts designated in writing by Buyer.

2.8 [Reserved].

2.9 Closing Transactions.

(a) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle Street, Chicago, Illinois 60654, or at such other place as is mutually agreeable to the Parties, commencing at 10:00 a.m. Central Time on the third business day after the satisfaction or waiver of the conditions set forth in Article III (other than those conditions that by their terms cannot be satisfied until the Closing) or at such other place or on such other date as is mutually acceptable to Buyer and Seller; provided that in no event shall the Closing Date be prior to October 13, 2016 (the “Inside Date”); provided, further that, if Buyer delivers written notice to Seller prior to October 10, 2016 pursuant to the Inventory Transition Plan, then the Inside Date can be extended to October 31, 2016. The date and time of the Closing are referred to herein as the “Closing Date.” The Closing shall be deemed to be effective as of 12:01 a.m., Central Time, on the Closing Date (the “Effective Time”).

(b) Closing Deliveries.

(i) At the Closing, and simultaneously with the payment in full to Seller of the Purchase Price pursuant to Section 2.5, Buyer shall deliver, or cause to be delivered, as applicable, to Seller:

(A) duly executed signature pages to each of the Ancillary Agreements; and

(B) a certificate executed on behalf of Buyer by a duly authorized officer stating that the conditions set forth in Sections 3.2(a) and (b) have been satisfied.

(ii) At the Closing, Seller shall deliver, or caused to be delivered, as applicable, to Buyer:

(A) all of the Purchased Assets;

(B) duly executed signature pages to each of the Ancillary Agreements;

(C) reasonable documentation evidencing the release, or authorizing the release, of any Liens existing as of the Closing on any of the Purchased Assets (including the Liens set forth in Schedule 2.9(b)(ii)(C)), other than Permitted Liens;

(D) a duly executed non-foreign person affidavit in the form of Treasury Regulation Section 1.1445-2(b)(2)(iv)(B) certifying Seller’s non-foreign status; and

(E) a certificate executed on behalf of Seller by a duly authorized officer stating that the conditions set forth in Sections 3.1(a) and (b) and have been satisfied.

2.10 Taxes.

(a) Transfer Taxes. Seller and Buyer shall each be responsible for fifty percent (50%) of the payment of all transfer, documentary, sales, use, value-added, real property transfer, stock transfer, gross receipts, excise, registration, recording, stamp duty or other similar Taxes or governmental fees (including penalties and interest) arising out of the sale and transfer of the Purchased Assets to Seller pursuant to this Agreement (“Transfer Taxes”). Seller shall file all necessary Tax Returns and other documentation with respect to such Taxes and, if required by applicable Law, Buyer shall join in the execution of any such Tax Returns or documentation. Seller shall promptly provide a copy of such filed Tax Returns or other documentation to Buyer. Seller and Buyer agree to use commercially reasonable efforts to mitigate Transfer Taxes that may apply.

(b) Bulk Transfer Laws. Buyer hereby waives compliance by Seller and Seller hereby waives compliance by Buyer with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the Purchased Assets to Buyer.

(c) Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts as Buyer is required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. In the event Buyer determines that withholding is required under the Code or any Tax law, Buyer will so notify Seller at least five (5) Business Days prior to the Closing Date to provide Seller with the opportunity to provide any form or documentation or take such other steps in order to avoid such withholding.

(d) Tax Returns. To the extent relevant or applicable to the Business or the Purchased Assets, each Party shall provide the other with such reasonable assistance as may reasonably be required in connection with the preparation of any Tax Return, and the conduct of any audit or other examination by any Governmental Body or in connection with judicial or administrative proceedings relating to any liability for Taxes.

2.11 Nontransferable Assets.

(a) To the extent that any Purchased Asset to be sold, conveyed, assigned, transferred, delivered to Buyer pursuant to this Agreement, or any claim, right or benefit arising thereunder or resulting therefrom, is not capable of being sold, conveyed, assigned, transferred or delivered to Buyer hereunder without the approval, consent or waiver of any Person (other than a Party or a Party’s Affiliates) or if such sale, conveyance, assignment, transfer or delivery or attempted sale, conveyance, assignment, transfer or delivery would constitute a breach or trigger a termination right thereof or a violation of any Law or Order (a “Non-Assignable Asset”), then except as expressly otherwise provided herein, this Agreement shall not constitute a sale, conveyance, assignment, transfer or delivery thereof, or an attempted sale, conveyance, assignment, transfer or delivery of such Non-Assignable Asset absent such approvals, consents or waivers which may be obtained after the Closing Date. If any such approval, consent or waiver shall not be obtained on or prior to the Closing (and until such approval, consent or waiver is obtained after the Closing), or if an attempted assignment of any such Purchased Asset to Buyer would be ineffective so that Buyer would not in fact receive all such Purchased Assets pursuant hereto, then Seller and Buyer shall cooperate in a mutually agreeable arrangement and use commercially reasonable efforts to provide Buyer (to the extent permitted by applicable Law and not in breach or violation of the terms of any Contract binding on either of the Parties) with the benefits of such Non-Assignable Assets and corresponding Assumed Liabilities in accordance with this Agreement; provided however, that, nothing in this Section 2.11 is intended to modify any representation or warranty of Seller under this Agreement.

(b) With respect to any Non-Assignable Asset that is not transferred and assigned to Buyer at the Closing pursuant to Section 2.11(a), then (i) Seller and its Subsidiaries shall continue to use commercially reasonable efforts to obtain the requisite consent and transfer and assign the Non-Assignable Asset to Buyer, and Buyer agrees to use commercially reasonable efforts to cooperate in connection with the same until the date that is twelve (12) months following the Closing Date, and (ii) Buyer and Seller shall, and shall cause their respective Subsidiaries to, cooperate in a lawful (including to the extent permitted under the applicable Contract) and commercially reasonable arrangement designed to provide Buyer the obligations and benefits of each non-de minimis Non-Assignable Asset, including subcontracting, licensing, sublicensing, leasing or subleasing to Buyer any or all of Seller’s and its Subsidiaries’ rights and obligations with respect to such Non-Assignable Asset. In any such arrangement, Buyer will (x) bear the sole responsibility for completion of any work or provision of goods and services and (y) be solely entitled to all benefits thereof, economic or otherwise. Upon obtaining the requisite third party approvals, consents and waivers thereto, such Non-Assignable Asset promptly shall be transferred and assigned to Buyer hereunder, Buyer shall assume such Non-Assignable Asset and such Non-Assignable Asset shall be deemed to be a Purchased Asset for all purposes under this Agreement.

2.12 Shared Contracts.

(a) Buyer will provide Seller with written notice of those Assignable Shared Contracts that Buyer desires to have split and assume in part or for the Seller to replicate for Buyer’s benefit. Each Assignable Shared Contract for which Buyer provides written notice of its desire to have split and assume in part or have replicated for its benefit shall thereafter be deemed (to the extent of the requested split or replication) to be an Assigned Contract hereunder and Seller shall split and partially assign to Buyer or have replicated for the benefit of Buyer as of the Closing such Contract in accordance with its terms.

(b) With respect to each non-de minimis Shared Contract identified pursuant to the first sentence of subsection (a) above that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”), Buyer will also, promptly after receipt thereof, provide Seller with written notice of those Non-Assignable Shared Contracts that Buyer desires to have split and assume in part or have replicated for the benefit of Buyer. Each Party shall use commercially reasonable efforts prior to the Closing Date to cause the counterparty to each such Non-Assignable Shared Contract to consent to the split and partial assignment or replication of such Non-Assignable Shared Contract to Buyer, or to otherwise enter into a new Contract with Buyer on substantially the same terms as exist under the applicable Shared Contract, in each case as of the Closing. Each such Non-Assignable Shared Contract for which the Parties have received consent to the split and partial assignment or replication shall thereafter be deemed (to the extent of the requested split or replication) to be an Assigned Contract hereunder and Seller shall split and partially assign to Buyer or have replicated as of the Closing such Contract in accordance with its terms. The obligations set forth in this Section 2.12 shall in all cases be subject to Section 2.11. To the extent any counterparty under a Non-Assignable Shared Contract requires the payment of a transfer or other fee for the split and partial assignment or replication of such Shared Contract, Buyer and Seller shall each pay one half of any such fee that is reasonably required. As to any Non-Assignable Shared Contract for which the Parties have not received consent, (a) the Seller agrees to continue to use commercially reasonable efforts following the Closing Date to obtain any required consent(s), and Buyer agrees to use commercially reasonable efforts to cooperate in connection with same until the date that is twelve (12) months following the Closing Date, and (b) the Parties agree to cooperate in good faith to take such actions as are reasonably necessary to avoid any breach or violation by a party as a result of any failure to obtain any required consent prior to the Closing.

2.13 Taking of Necessary Action; Further Action. From time to time after the Closing Date, at the reasonable request of Buyer and at Buyer’s expense (but with no charge for time of Seller personnel), Seller shall use commercially reasonable best efforts to execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation and take such action as Buyer may reasonably determine is necessary to transfer, convey and assign to Buyer, and to confirm Buyer’s title to, obligation under or interest in any or all of the Purchased Assets pursuant to this Agreement, to put Buyer in actual possession and operating control of such Purchased Assets as contemplated by this Agreement.

2.14 Allocation of Purchase Price. Seller and Buyer shall mutually agree on the allocation of the sum of the Purchase Price (inclusive of the Assumed Liabilities) among the Purchased Assets in accordance with Section 1060 of the Code (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”). Any subsequent adjustments to the sum of the Purchase Price and Assumed Liabilities shall be reflected by Buyer and Seller in the allocation hereunder in a manner consistent with Section 1060 of the Code and the regulations thereunder. For all Tax Returns and reports (including IRS Form 8594), Buyer and Seller agree to report the transactions contemplated in this Agreement in a manner consistent with the allocation of the Purchase Price as agreed to by Buyer and Seller, and that none of them will take any position inconsistent therewith in any Tax Return (including any refund claim), except as otherwise required by a “determination” as defined in Section 1313 of the Code. Buyer and Seller agree that, with respect to the deferred revenue of the Business received by Seller and its Affiliates through the Closing Date, for income Tax purposes (i) Seller shall include such deferred revenue as income of Seller and (ii) Seller shall not treat amounts in respect of such deferred revenue as paid to Buyer (and Buyer shall not be treated as recognizing income with respect to such deferred revenue). Seller and Buyer shall cooperate in connection with the preparation, execution and filing with the Internal Revenue Service of all necessary information returns required by Section 1060 of the Code relating to the allocation of the consideration for the Purchased Assets.

ARTICLE III

CONDITIONS TO CLOSING

3.1 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Buyer in writing) of the following conditions as of the Closing:

(a) Performance. Seller shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(b) Representations and Warranties. (A) The representations and warranties set forth in Article IV (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) in all material respects as of the Closing Date as though then made, and (B) the representations and warranties set forth in Article IV that address matters as of particular dates shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) in all material respects as of such dates;

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing;

(d) Closing Deliveries. Seller shall have delivered the items required to be delivered by it pursuant to and in accordance with Section 2.9(b)(ii);

(e) Regulatory Authorizations. All material consents, waivers, approvals and authorizations from Governmental Bodies (including the German Regulatory Approval) shall have been obtained and shall be in full force and effect;

(f) Material Consents. Each of the consents set forth on Schedule 3.1(f) shall have been obtained in a form reasonably acceptable to Buyer and shall be in full force and effect;

(g) Litigation. There shall not be pending or threatened by or before any Governmental Body any Action that (i) seeks to prevent the consummation of the Transactions or (ii) seeks the award of damages (in an amount material to the Business and which would not be an Excluded Liability hereunder) payable by, or any equitable remedy against, Buyer if the Transactions are consummated.

(h) No Injunction. No judgment, decree or order shall have been entered and not withdrawn which would prevent the consummation of any of the Transactions, declare unlawful the Transactions or cause the Transactions to be rescinded; and

(i) Escrow Agreement. Seller and the Escrow Agent shall have executed and delivered the Escrow Agreement.

If the Closing occurs, all closing conditions set forth in this Section 3.1 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Buyer; provided that the foregoing shall not be deemed to waive or cure any breach of any representation, warranty or covenant by Seller or otherwise alter in any way the rights and remedies of the Parties under this Agreement.

3.2 Conditions to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Seller in writing) of the following conditions as of the Closing:

(a) Performance. Buyer shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(b) Representations and Warranties. (A) The representations and warranties set forth in Article V (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality qualification or exception contained therein) in all material respects as of the Closing Date as though then made, and (ii) the representations and warranties set forth in Article V that address matters as of particular dates shall be true and correct (without giving effect to any materiality qualification or exception contained therein) in all material respects as of such dates;

(c) Purchase Price. Buyer shall have made the payments in accordance with Section 2.5.

(d) Closing Deliveries. Buyer shall have delivered the items required to be delivered by it pursuant to and in accordance with Section 2.9(b)(i);

(e) Regulatory Authorizations. All material consents, waivers, approvals and authorizations from Governmental Bodies (including the German Regulatory Approval) shall have been obtained and shall be in full force and effect;

(f) No Injunction. No judgment, decree or order shall have been entered and not withdrawn which would prevent the consummation of any of the Transactions, declare unlawful the Transactions or cause the Transactions to be rescinded; and

(g) Escrow Agreement. Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.

If the Closing occurs, all closing conditions set forth in this Section 3.2 (other than Section 3.2(c)) which have not been fully satisfied as of the Closing shall be deemed to have been waived by Seller; provided that the foregoing shall not be deemed to waive or cure any breach of any representation, warranty or covenant by Buyer or otherwise alter in any way the rights and remedies of the Parties under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the schedules accompanying this Agreement (the “Disclosure Schedules”), Seller hereby represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows:

4.1 Organization, Qualification, and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has all necessary corporate power and authority to enter into this Agreement, each of the Ancillary Agreements to which Seller is a party and all other agreements and instruments executed and delivered by Seller pursuant to this Agreement, to sell, assign, convey, transfer and deliver all the Purchased Assets to Buyer in accordance with this Agreement and to carry out all of its other obligations under this Agreement, the Ancillary Agreements to which it is a party and such other agreements and instruments and to consummate the transactions contemplated hereby and thereby. Seller is qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business by Seller as now being conducted makes such qualification necessary, except to the extent that the failure to be so qualified or in good standing would not have a Material Adverse Effect.

4.2 Authorization. The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance of this Agreement or any Ancillary Agreement. Seller has all necessary rights to grant the licenses granted under the Intellectual Property License Agreement to the Buyer Parties (as defined in the Intellectual Property License Agreement). This Agreement and the Ancillary Agreements to which Seller is a party have been duly and validly executed by Seller and, assuming the due authorization, execution and delivery thereof by Buyer and any other parties thereto, constitute the valid and legally binding obligations of Seller, enforceable against Seller in accordance with their respective terms and conditions, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance or other equitable remedies (the “General Enforceability Exceptions”).

4.3 No Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation of the Transactions do not (a) result in a violation of any Law or Order to which Seller or any of the Purchased Assets is subject, (b) conflict with or result in a violation of any provision of the certificate of incorporation, bylaws or other charter or organizational documents of Seller, (c) conflict with, result in a material breach of, constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under, any Assigned Contract or any published Seller Privacy Policy, or (d) result in the imposition of any Lien (other than Permitted Liens) upon any of the Purchased Assets.

4.4 Consents. No consent, waiver, approval, authorization, Order, Permit or license from, or registration, declaration or filing with, or notice to, any Governmental Body is required by, or with respect to, Seller in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the Transactions, except (a) the German Regulatory Approval and (b) where the failure to obtain any such consent, waiver, approval, authorization, Order, Permit or license, to deliver any such notice, or to make any such registration, declaration or filing, would not, individually or in the aggregate, be material to the Business or prevent or materially impede, interfere with or hinder, or would reasonably be expected to prevent or materially impede, interfere with or hinder, the consummation of the Transactions.

4.5 Financial Information; No Undisclosed Liabilities; Absence of Certain Changes.

(a) Attached as Schedule 4.5(a) to the Disclosure Schedules are the unaudited balance sheet of the Business and statement of income of the Business (i) for the fiscal year ended December 31, 2015 and (ii) for the six (6) month period ended June 30, 2016 (such financial statements, the “Financial Statements” and such balance sheet of the Business as of June 30, 2016, the “Latest Balance Sheet”). Except as set forth on Schedule 4.5 of the Disclosure Schedules, the Financial Statements present fairly in all material respects results of operations of the Business as of the times and for the periods referred to therein and were derived from the books and records of Seller used in the preparation of the audited consolidated financial statements of Seller and using the same accounting methods, historical policies, practices principles and procedures with consistent classifications and estimation methodologies as were used in the preparation of Seller’s audited consolidated financial statements. Buyer acknowledges that the Financial Statements (i) may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Business had been operated as an unaffiliated company, (ii) include allocations of certain expenses for services and other costs of Seller and its Subsidiaries attributable to the Business that are considered to be reasonable, (iii) may be subject to normal quarterly and year-end adjustments and (d) do not include footnotes and other presentation items.

(b) Since October 27, 2014, the books of account and other financial records of Seller and its Subsidiaries with respect to the Business have in all material respects been kept accurately in the Ordinary Course of Business consistent with applicable Laws and the transactions entered therein represent bona fide transactions. Seller has established and maintains a system of internal accounting controls with respect to the Business sufficient to provide reasonable assurances that (i) transactions, receipts and expenditures of the Business are being executed and recorded timely, (ii) transactions are recorded as necessary (A) to permit preparation of financial statements and (B) to maintain accountability for assets, (iii) the amount recorded for assets on the books and records of Seller and its Subsidiaries are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (iv) accounts, notes and other receivables and inventory are not recorded materially inaccurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Since October 27, 2014, there has been no material change in any accounting controls, policies, principles, methods or practices, including any material change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of Seller and its Subsidiaries with respect to the Business.

(c) All of the accounts receivable included in the Purchased Assets, whether billed or unbilled, of the Business represent obligations arising from sales made or services performed in the Ordinary Course of Business. As of the date of this Agreement, since the date of the Latest Balance Sheet, to the Seller’s Knowledge, no agreement for a material reduction has been made with any customer of the Business with respect to any of the accounts receivable included in the Purchased Assets.

(d) Except as disclosed, reflected or reserved for on the Latest Balance Sheet, the Assumed Liabilities do not include any Liabilities except for Liabilities that (i) were incurred in the Ordinary Course of Business and (ii) are not, individually or in the aggregate, material to the Business.

(e) Since December 31, 2015, (a) there has not occurred any Material Adverse Effect, (b) Seller has conducted the Business in the Ordinary Course of Business and (c) Seller has not taken any action that, if proposed to be taken after the date hereof, would require the consent of Buyer pursuant to Section 6.1.

4.6 Legal Compliance; Permits.

(a) With respect to its operation of the Business, Seller is, as of the date hereof, and, since October 27, 2014, has been in compliance in all material respects with all applicable Laws. Since October 27, 2014, Seller has not received any written or, to the Knowledge of Seller, other notice to the effect that a Governmental Body claimed or alleged that Seller was not in compliance in all material respects with all Laws or Orders applicable to the Business or the Purchased Assets, and to the Knowledge of Seller, neither Seller nor any of its Subsidiaries are, and at no time since October 27, 2014 has been, under investigation with respect to a material violation of any applicable Law in connection with the Business.

(b) Seller has, and since October 27, 2014 has had, all material Permits necessary to conduct the Business as presently conducted by it. All such Permits are in full force and effect and no cancellation or suspension of any such Permit is pending or, to the Knowledge of Seller, threatened, and since October 27, 2014, Seller has not received any written notice or, to the Knowledge of Seller, other communication regarding any actual or alleged violation of or failure to comply with any term or requirement of any Permit or any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any Permit. Schedule 4.6(b) of the Disclosure Schedules sets forth an accurate and complete list as of the date hereof of all material Permits necessary for the operation of the Business.

(c) The Business has not, since October 27, 2014, made any sales to, or engaged in business activities with or for the benefit of, any Persons or countries that are subject to any sanction administered by the Office of Foreign Assets Control of the United States Treasury Department, including any “Specially Designated Nationals and Blocked Persons”, in each case in a manner that violates any applicable Law.

(d) In connection with the operation of the Business, none of Seller, its Subsidiaries, nor, to the Knowledge of Seller, their respective directors, officers or employees or any other Person acting for or on behalf of Seller, has, directly or indirectly violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption Law.

4.7 Tax Matters.

(a) “Warranted Taxes” shall mean all Taxes attributable to periods or portions of periods before the Closing (or otherwise relating to the ownership of the Purchased Assets or operation of the Business before the Closing) and/or Taxes due (on Tax Returns filed or otherwise) before the Closing, for which the failure to pay, the failure to file a Tax Return or the failure to otherwise comply with applicable Laws relating to such Taxes could either (i) cause a Lien to attach to any of the Purchased Assets or the Business or (ii) cause Buyer or any Affiliate of Buyer to become liable for any Taxes in relation thereto. For purposes of the definition of Warranted Taxes, the term “Buyer” shall include (x) any combined or consolidated tax group which includes Buyer and (y) any Affiliate of Buyer.

(b) Seller has timely filed or caused to be timely filed (taking into account applicable extensions of time to file) all Tax Returns with respect to Warranted Taxes. All such Tax Returns are correct and complete in all material respects and all income and other material Warranted Taxes (regardless of whether shown as due thereon) were paid in full when due. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return.

(c) Seller has not consented to extend the time in which any amount of Warranted Tax may be assessed or collected by any Governmental Body, which extension is still outstanding. No claim has ever been made in writing by any Governmental Body in a jurisdiction where Seller does not file Tax Returns that Seller may be subject to taxation in that jurisdiction by reason of Seller’s conduct of the Business. There are no Liens on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(d) Seller has withheld and paid all material Warranted Taxes required to have been withheld or paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Seller or other Person.

(e) Seller has not received any written notice of any pending audits, disputes, notices of deficiency, claims or other Action for or relating to any Warranted Taxes. There is no dispute or claim concerning any Tax Liability of Seller related to the Business or for Warranted Taxes claimed or raised by any Tax authority in writing.

(f) Seller is not and has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

4.8 Real Property; Title to Purchased Assets; Condition and Sufficiency of Assets.

(a) Except as set forth on Schedule 4.8(a) of the Disclosure Schedules, Seller and its Affiliates do not own any real property that is used in the Business and have not entered into any contract to purchase or been granted any option to purchase any real property for use in the Business. Schedule 4.8(a) of the Disclosure Schedules sets forth a complete list, as of the date hereof, of all agreements, in each case as amended, modified and supplemented to date (each a “Lease”), pursuant to which Seller or any of its Affiliates leases, subleases, licenses or otherwise uses or occupies (whether as landlord, tenant, subtenant or pursuant to any other occupancy arrangement) any real property and interests in real property in the operation of the Business (“Leased Real Property”) and sets forth the address, landlord and tenant for each Lease. Seller has delivered to Buyer true and complete copies of the Leases, together with all amendments, modifications and supplements thereto. There are no licenses, subleases, occupancy or similar agreements to which Seller or any of its Subsidiaries is a party as sublandlord or licensor, relating to or affecting the Leased Real Property. There are no physical conditions or defects on any part of the Leased Real Property which would materially impair or would be reasonably expected to materially impair the continued operation of the Business as presently conducted at each such property.

(b) Seller has good and valid title to, or a valid leasehold interest in, the Purchased Assets reflected in the Latest Balance Sheet or that were acquired after the date of the Latest Balance Sheet, free and clear of any Liens, other than Permitted Liens, except for Inventory sold or otherwise disposed of in the Ordinary Course of Business after December 31, 2015.

(c) All of the tangible Purchased Assets (including without limitation the Business Equipment and the Assigned IT Assets) are in operating condition and repair (normal wear and tear excepted) in all material respects sufficient for the purposes for which they are currently used.

(d) The Inventories of the Business (including raw materials, supplies, work-in-process, finished goods and other materials): (i) are in good, merchantable and useable condition; (ii) have not been consigned to any third party; (iii) are, except as otherwise set forth in Schedule 4.8(d) of the Disclosure Schedules, at facilities either owned or leased by Seller or its Affiliates; and (iv) are, in the case of finished goods, of a quality and quantity consistent with the Ordinary Course of Business.

(e) At the Closing, subject to Section 2.11 and Section 2.12 and assuming the receipt of all consents required to assign or transfer any applicable Assigned Contract or Permit, the property and assets (including Permits) included in the Purchased Assets, together with (i) the rights to receive administrative and corporate shared services and benefits of the kind provided directly to the Business by Seller or indirectly through third party service providers, (ii) any properties, rights, assets or Contracts to which Seller is a party identified in Schedule 4.8(e)(ii) of the Disclosure Schedules that are used in the operation of the Business but that are not Purchased Assets, (iii) the properties, rights or assets that are the subject of the Transition Services Agreement, (iv) the Business Employees who are not Transferred Employees or Transitional Service Providers, and (v) as provided in Schedule 4.8(e)(v) of the Disclosure

Schedules, constitute all of the property and assets (including Permits and Technology) necessary to permit Buyer to conduct the Business immediately following the Closing in substantially the same manner as it has been conducted by the Seller during the twelve (12) month period prior to the date of this Agreement, provided, that this Section 4.8(e) shall not apply with respect to Intellectual Property Rights.

4.9 Intellectual Property.

(a) Schedules 2.1(b)(i)-A, 2.1(b)(i)-B and 2.1(b)(i)-C to this Agreement together contain a complete and accurate list of all of the Assigned Intellectual Property that is issued or registered or subject to application for issuance of registration, including for each such item (i) the record owner of such item, (ii) the jurisdiction in which such item is issued, registered or pending and (iii) the issuance, registration or application date and number of such item. Such Assigned Intellectual Property is subsisting, in effect and, to Seller’s Knowledge, valid. Except as set forth on Schedule 4.9(a) of the Disclosure Schedules, Seller or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Assigned Intellectual Property free and clear of all Liens, other than Permitted Liens.

(b) Except as set forth on Schedule 4.9(b) of the Disclosure Schedules, there is no Action pending against Seller or any of its Subsidiaries of which Seller or the applicable Subsidiary has received service of process, or threatened since October 27, 2014 in a writing received by Seller or any of its Subsidiaries, (i) asserting the invalidity or unenforceability of, or challenging Seller’s ownership of any Assigned Intellectual Property (excluding any such assertion made by a Governmental Body in connection with the ordinary course prosecution of any Intellectual Property Rights), (ii) inviting Seller or any of its Subsidiaries to take a license under any Intellectual Property Right of a third party in connection with the Business or any Business Products; or (iii) alleging that the operation or conduct of the Business (including with respect to the Business Products) conducted by Seller infringes, misappropriates, or dilutes the Intellectual Property Rights of any Person. Except as set forth on Schedule 4.9(b) of the Disclosure Schedules, no Action is pending as of the date of this Agreement or has been threatened in writing since October 27, 2014, by Seller or any of its Subsidiaries against any Person with respect to any Business Intellectual Property in connection with the Business Products and the operation of the Business.

(c) Except as set forth in Schedule 4.9(c) to the Disclosure Schedules, (i) the operation and conduct of the Business (including with respect to the Business Products) by Seller do not infringe, misappropriate, or dilute, and have not since October 27, 2014 infringed, misappropriated, or diluted any Intellectual Property Rights (other than Patents) or, to the Knowledge of Seller, Patents, of any third party; provided, that, notwithstanding anything to the contrary contained in this Agreement, this Section 4.9(c)(i) shall be the exclusive representation and warranty regarding any infringement, misappropriation, or dilution of Intellectual Property Rights, and (ii) to the Knowledge of Seller, no Person is as of the date of this Agreement infringing, misappropriating, or diluting, nor has any third party since October 27, 2014 infringed, misappropriated, or diluted any of the Assigned Intellectual Property. Except as set forth in Schedule 4.9(c) to the Disclosure Schedules, subject to Section 2.11 and Section 2.12 and assuming the receipt of all consents required to assign or transfer any applicable Assigned Contract, and other than (1) Off-the-Shelf Software, (2) Licensed Mobility Patents (as defined in the Mobility Intellectual Property License) and Mobility Technology (as defined in the Mobility Intellectual Property License) and (3) social media assets and Internet domain names, the Business Intellectual Property together with (A) the Intellectual Property Rights licensed or provided pursuant to the Intellectual Property License Agreement, and (B) the Intellectual Property Rights used to perform the services that are the subject of the Transition Services Agreement, constitute all the Intellectual Property Rights used in the conduct of the Business as of the Closing and are sufficient to operate the Business immediately after the Closing as the Business is currently conducted.

(d) Seller and each of its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of any confidential and proprietary information, including trade secrets, that constitute Assigned Intellectual Property.

(e) Except as set forth on Schedule 4.9(e) to the Disclosure Schedules, neither Seller nor any Subsidiary of Seller is or has been since October 27, 2014 a member of or a contributor to any industry standards-setting body or similar organization in connection with the Business that requires or obligates Seller or any such Subsidiary to grant or offer to any other Person any license or right to any Assigned Intellectual Property.

(f) No funding, facilities or personnel of any Governmental Body were used to develop or create, in whole or in part, any Assigned Intellectual Property in a manner that has resulted in any such Governmental Body having any rights or interests in any such Assigned Intellectual Property.

(g) None of the Business Products contain any bug, defect, or error that substantially and adversely impairs the use, functionality, or performance of any critical function of such Business Product. Schedule 4.9(g) of the Disclosure Schedules contains an accurate and complete list of all Seller Proprietary Software, including any such Software that is marketed, provided or made available to customers of the Business as a standalone product. To Seller’s Knowledge, no Seller Proprietary Software contains any “back door,” “time bomb,” “Trojan horse,” “virus,” “worm,” or “spyware” (as such terms are commonly understood in the software industry) or any other code intended to cause any unauthorized disrupting or disabling of the operation of, or provision of unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, “Malicious Code”). Seller and each of its Subsidiaries use commercially reasonable measures designed to prevent the introduction of Malicious Code into Seller Proprietary Software, including firewall protections and virus scans.

(h) Except as specified in Schedule 4.9(h) of the Disclosure Schedules, no source code for any Seller Proprietary Software or any Development Software has been delivered, licensed, or made available by Seller or any of its Subsidiaries to any escrow agent or other Person, other than (i) to a Person who was, as of the date of such delivery, licensing, or making available, an employee, supplier, or contractor of Seller or a Subsidiary of Seller, or (ii) with respect to any such source code that is not a critical component of any material Seller Proprietary Software and is generally made available by Seller in the Ordinary Course of Business (i.e., APIs, drivers, and software development kits). Neither Seller nor any of its Subsidiaries is party to any Contract (other than a Contract to license Open Source Software) that requires Seller or such Subsidiary to deliver, license, or make available the source code for any such Seller Proprietary Software or Development Software to any escrow agent or other Person.

(i) Except as specified in Schedule 4.9(i) of the Disclosure Schedules, no Seller Proprietary Software or Development Software is subject to any “copyleft” or other obligation or condition under a license governing Open Source Software (including any such obligation or condition under any Open Source Software license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that requires or conditions the use or distribution of such Seller Proprietary Software or internal use of such Development Software or portion thereof on, (A) the disclosure, licensing, or distribution of any source code for any portion of such Seller Proprietary Software or Development Software, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Seller Proprietary Software, Development Software or portions thereof, (C) licensing or otherwise distributing or making available such Seller Proprietary Software, Development Software or any portion thereof for a nominal or otherwise limited fee or charge, or (D) granting any patent rights to any licensee or other third party.

(j) Seller and its Subsidiaries use commercially reasonable efforts to operate and maintain the Assigned IT Assets in a reasonable manner. Without limiting the foregoing, (i) Seller and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures designed to ensure the Assigned IT Assets are free from Malicious Code, and (ii) Seller and each of its Subsidiaries have in effect disaster recovery plans for the Business and have taken commercially reasonable steps to safeguard the security and the integrity of the Assigned IT Assets. To the Knowledge of Seller, there have been since October 27, 2014 no unauthorized intrusions or breaches of security with respect to the Assigned IT Assets, other than as would not reasonably be expected to substantially and adversely impact the operations of the Business.

(k) Seller’s and each of its Subsidiaries’ privacy practices with respect to the collection, use and disclosure of any Personal Information of purchasers of Business Products and visitors to any website used in the conduct of the Business and owned or operated by Seller or any of its Subsidiaries conform (and at all times since October 27, 2014 have conformed) (i) in all material respects to applicable privacy, data protection and/or data security laws and regulations enacted by a Governmental Body and (ii) to its own published and internal privacy policies, terms of use and guidelines related to information privacy and security with respect to the Business (collectively, the “Seller Privacy Policies”), including with respect to the collection, use, disposal, disclosure, maintenance and transmission of such Personal Information. Seller and each of its Subsidiaries take commercially reasonable measures designed to ensure that Personal Information collected by or on behalf of them with respect to the Business is protected against unauthorized access, use, or disclosure, other than as expressly described in the published Seller Privacy Policies, and to Seller’s Knowledge, since October 27, 2014, there has been no unauthorized access, use, or disclosure of any such Personal Information by Seller or any of its Subsidiaries. There is no pending Action as of the date of this Agreement against Seller or any of its Subsidiaries of which Seller or the applicable Subsidiary has received service of process by, and neither Seller nor any of its Subsidiaries have received since October 27, 2014 any written inquiry or written complaint from, a regulatory authority in any jurisdiction from which Seller or any of its Subsidiaries has processed Personal Information, regarding any of their collection, use, storage, or disclosure of Personal Information with respect to the Business.

4.10 Contracts. Except as set forth on Schedule 4.10 of the Disclosure Schedules, as of the date hereof, no Assigned Contract falls under any of the following categories of Contracts:

(a) any Contract relating to Indebtedness or to the mortgaging, pledging or otherwise placing a Lien on any of the Purchased Assets;

(b) any lease or Contract under which Seller, on behalf of the Business, is lessee of, or holds or operates any real property or tangible personal property owned by any other party, for which the annual rental payment exceeds $75,000;

(c) any lease or Contract under which Seller, on behalf of the Business, is lessor of or permits any third party to hold or operate any real property or tangible personal property for which the annual rental payment exceeds $75,000;

(d) any partnership, joint venture, profit sharing or similar Contract to which Seller or any Subsidiary or Affiliate of Seller is a party or is bound and which affects or relates, in whole or in part, to the Business or any of the Purchased Assets;

(e) any Contract that provides any customer of the Business with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of the Business, including Contracts containing “most favored nation” provisions;

(f) any Contract or group of related Contracts (other than purchase orders entered into in the Ordinary Course of Business) the performance of which involves consideration in excess of $500,000 per year in the aggregate and which cannot be canceled by Seller within thirty (30) days’ notice;

(g) any Contract to which any Governmental Body is a party;

(h) any Contract that materially restricts or prohibits the Business from freely engaging in business or competing with any Person or in any geographic area or during any period of time or where the Business is the beneficiary of an exclusive dealing or any similar exclusivity provision;

(i) any Contract that is or includes a settlement agreement;

(j) any Contract with a Top Customer or Top Supplier;

(k) any Contract that contains “take or pay” provisions;

(l) any Contract that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which there are any ongoing rights or obligations;

(m) any Contract under which any Assigned Intellectual Property is licensed by Seller or any of its Subsidiaries to (or Seller or any of such Subsidiaries covenants not to assert against) a third party or a third party has licensed to or covenanted not to assert against Seller or any of its Subsidiaries any Intellectual Property Rights, other than (i) Off-the-Shelf Software, (ii) Contracts with respect to Open Source Software, (iii) Contracts required to be disclosed on Schedule 4.10 of the Disclosure Schedule, (iv) Contracts entered into with resellers and distributors pursuant to Seller’s form agreements in the Ordinary Course of Business, and (v) Contracts entered into with customers which are entered into pursuant to (A) Seller’s form agreement as provided to Buyer or in a form substantially similar thereto or (B) an agreement containing Intellectual Property Rights licensing terms that are the same as or substantially similar to those terms contained in such form agreement; or

(n) any Contract providing for the development of any Assigned Intellectual Property in connection with or relating to the Business (including the Business Products), independently or jointly, by or for Seller or any of its Subsidiaries, except for any Contract entered into between Seller and its employees;

(o) any Contract pursuant to which Seller or any of its Subsidiaries granted any Person any right or license to make, have made, manufacture, sell, offer to sell, resell or otherwise distribute any Business Product (other than Contracts entered into with resellers and distributors in the Ordinary Course of Business).

As used herein, the Contracts referred to in Schedule 4.10 of the Disclosure Schedules and the Assigned Contracts are collectively referred to herein as the “Significant Contracts”. Seller has made available to Buyer a true and correct copy of all Significant Contracts and all Shared Contracts, together with all written amendments, waivers or other changes thereto. Seller has also made available to Buyer a list of all non-de minimis Shared Contracts which may be split and assigned in part to Buyer or replicated for the benefit of Buyer pursuant to its terms, without the consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Shared Contracts”). With respect to each Significant Contract, neither Seller nor any Subsidiary or Affiliate of Seller nor, to Seller’s Knowledge, any other party to such Significant Contract is in material breach, violation or default of such Significant Contract. To the Knowledge of Seller, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Significant Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Significant Contract, (iii) give any Person the right to accelerate the maturity or performance of any Significant Contract, or (iv) give any Person the right to cancel, terminate or modify any Significant Contract. Each Significant Contract is valid and binding on Seller or the Subsidiary of Seller party thereto and to the Knowledge of Seller, each other party thereto and is in full force and effect and enforceable in accordance with its terms. Since October 27, 2014, Seller has not received any written notice or, to the Knowledge of Seller, other communication from any Person that such Person intends to terminate or renegotiate the terms of any Significant Contract.

4.11 Employees and Employee Benefit Plans. Seller has made available to Buyer a complete and accurate list of each Business Employee and each Contractor as of the date hereof (which list may be updated periodically by Seller to the extent necessary to reflect changes in the employment or engagement status of such Business Employees and Contractors (as applicable)). Seller has made available to Buyer a complete and accurate list of each Business Employee with columns specifying (i) exempt or non-exempt status; (ii) current base salary, wage rate or fees; (iii) target bonus percentage or amount and sales commission target (if applicable) for the current year; (iv) job title; and (v) city, state and country of employment or service.

(a) Schedule 4.11(a) of the Disclosure Schedules contains a list of each material “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other material written U.S. or foreign plan, arrangement or policy relating to commission, equity or equity-based compensation, deferred compensation, retirement, pension, severance, disability, welfare, vacation or other material employee benefits, in each case that is maintained or contributed to or required to be contributed to by Seller or any of its Affiliates for the benefit of any Business Employee, but excluding any payroll practices and any plans, agreements and arrangements that are mandated by applicable Law (the “Seller Benefit Plans”). Seller has made available to Buyer, as applicable, true, complete and correct copies of: (i) the summary plan descriptions or other written descriptions of the current material terms of each Seller Benefit Plan; and (ii) the most recent favorable determination letter or opinion letter received from the Internal Revenue Services with respect to a Seller Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code.

(b) Each Seller Benefit Plan has been established and administered in all material respects in compliance with its terms and applicable Law. All material required contributions that are due and payable have been made with respect to the Seller Benefit Plans. Each Seller Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service. Seller has no Knowledge of any fact or event that has occurred since the date of such determination or opinion letter that would reasonably be expected to affect adversely the qualified status of any such Seller Benefit Plan.

(c) No Seller Benefit Plan is subject to Title IV of ERISA or is a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” within the meaning of Sections 4063 and 4064 of ERISA or Section 413(c) of the Code. No Seller Benefit Plan entitles any Business Employee or beneficiary thereof to any retiree medical or other retiree welfare benefits.

(d) Except as would not reasonably be expected to result in material Liability to Buyer, with respect to each Seller Benefit Plan, there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to Seller’s Knowledge, threatened against any Seller Benefit Plan.

(e) Except as set forth in Schedule 4.11(e) of the Disclosure Schedules, none of the Business Employees are covered by a labor or trade union (whether registered or not under applicable Laws) or collective bargaining agreement. Since October 27, 2014, Seller and its Affiliates have complied in all material respects with all applicable Laws relating to employment and employment practices with respect to the Business Employees. There have not been since October 27, 2014, and there are not pending or, to Seller’s Knowledge, threatened, any labor disputes, strikes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitrations that involve Business Employees. With respect to the Business Employees, there is no unfair labor practice, charge or complaint pending, unresolved or, to Seller’s Knowledge, threatened before any Governmental Body, nor have any Business Employees threatened, since October 27, 2014, to sue the Seller or its Affiliates for matters related to their employment status or terms of employment. To Seller’s Knowledge, no event has occurred or circumstance exists that may provide the basis of any work stoppage or other labor dispute in connection with the Business.

4.12 No Litigation. There are no Actions pending or, to Seller’s Knowledge, threatened against the Business or any of the Purchased Assets or any of Seller’s rights therein, before or by any Governmental Body, (a) involving a claim for monetary damages in an amount in excess of $100,000 or seeking injunctive or other equitable relief or (b) which would reasonably be expected to prevent or materially interfere with or delay the consummation of the Transactions. The Business is not as of the date hereof, subject to any outstanding Order.

4.13 Environmental Matters. Except as set forth in Schedule 4.13 of the Disclosure Schedules and in each case with respect to Seller’s operation of the Business:

(a) Seller and its Subsidiaries are, and since October 27, 2014, have been, in material compliance with all applicable Environmental Laws and are in possession of, and in material compliance with, all Environmental Permits;

(b) Seller and its Subsidiaries have not, since October 27, 2014, received from any Governmental Body any notice of violation or alleged violation of any Environmental Law, other than any such violation or alleged violation that has been resolved or for which there are no additional obligations;

(c) as of the date hereof, no claim for Losses under any Environmental Law is pending or, to the knowledge of Seller, threatened against Seller or any of its Affiliates;

(d) there are no Hazardous Materials present in the soil or groundwater at, within, under or from the Leased Real Property, which, as of the date hereof, requires investigation or remediation by Seller or any of its Subsidiaries under applicable Environmental Laws;

(e) neither Seller nor any of its Subsidiaries have disposed or arranged for the disposal of any Hazardous Materials at any off-site location; and

(f) neither Seller nor any of its Subsidiaries have assumed any Liability or any Losses under any Environmental Law by contract or operation of law.

4.14 Top Customers and Suppliers. Schedule 4.14 of the Disclosure Schedules sets forth (a) the top 25 customers of the Business by net revenue during the 12-month period ended as at December 31, 2015 (the “Top Customers”) and (b) the top 15 suppliers of the Business by expenditures during the 12-month period ended as at December 31, 2015 (the “Top Suppliers”). None of the Top Customers or the Top Suppliers has canceled or otherwise terminated its relationship with the Business, and Seller has not received written notice or, to the Knowledge of Seller, any other communication that any such Top Customer or Top Supplier, as the case may be, intends to terminate or otherwise materially adversely modify its relationship with the Business.

4.15 Insurance. Seller maintains in respect of the assets, employees, directors and operations of the Business, the Purchased Assets and the Assumed Liabilities insurance policies or programs (including self-insurance), that are valid, currently effective, customary in scope, coverage and amount, and adequate for businesses of similar size and nature operating in the industries and locations in which the Business operates.

4.16 Brokerage. Except for Moelis & Co. and as set forth in Schedule 4.16 of the Disclosure Schedules, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Seller.

4.17 Complete Copies of Materials. Seller has made available to Buyer or its counsel prior to the date hereof accurate and complete copies of all Contracts listed on the Disclosure Schedules.

4.18 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULES, SELLER MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES REGARDING THE BUSINESS, THE PURCHASED ASSETS OR THE ASSUMED LIABILITIES, AND SELLER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. BUYER SHALL ACQUIRE THE PURCHASED ASSETS AND ASSUME THE ASSUMED LIABILITIES WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN THIS ARTICLE IV, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULES.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing, as follows:

5.1 Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and the Ancillary Agreements to which Buyer is a party and to perform its obligations hereunder and thereunder.

5.2 Authorization. The execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement to which Buyer is a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Buyer and no other proceedings on the part of Buyer are necessary to authorize the execution, delivery or performance of this Agreement or any of the Ancillary Agreements to which Buyer is a party. This Agreement and the Ancillary Agreements to which Buyer is a party have been duly and validly executed by Buyer and, assuming the due authorization, execution and delivery thereof by Seller and any other parties thereto, constitute the valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms and conditions, except as such enforceability may be limited by the General Enforceability Exceptions.

5.3 No Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Buyer is a party and the consummation of the Transactions do not (a) result in a violation of any Law or Order to which Buyer is subject, (b) conflict with or result in a violation of any provision of the certificate of incorporation, bylaws or other charter or organizational documents of Buyer or (c) conflict with, result in a material breach of, constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under, any Contract to which Buyer is a party, or (d) result in the imposition of any Lien (other than Permitted Liens) upon any of the properties, rights or assets of Buyer, except, in the case of the immediately preceding clauses (c) and (d), to the extent that any such violation would not reasonably be expected to have an adverse effect on the ability of Buyer to consummate the Transactions.

5.4 Consents. No consent, waiver, approval, authorization, Order, Permit or license from, or registration, declaration or filing with, or notice to, any Governmental Body is required by, or with respect to, Buyer in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the Transactions, except (a) the German Regulatory Approval and (b) where the failure to obtain any such consent, waiver, approval, authorization, Order, Permit or license, to deliver any such notice, or to make any such registration, declaration or filing, would not, individually or in the aggregate, prevent or materially impede, interfere with or hinder, or would reasonably be expected to prevent or materially impede, interfere with or hinder, the consummation of the Transactions.

5.5 Litigation. There are no Actions pending or, to Buyer’s knowledge, overtly threatened against Buyer, at Law or in equity, or before or by any Governmental Body, which seek to prevent, materially delay, make illegal or otherwise materially interfere with the ability of Buyer to consummate the Transactions. Buyer is not subject to any outstanding Order that has the effect of preventing, materially delaying, making illegal or otherwise materially interfering with the ability of Buyer to consummate the Transactions.

5.6 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Buyer.

5.7 Financing.

(a) Attached hereto as Exhibit J are correct and complete copies of the executed debt commitment letter, dated as of September 13, 2016, among the Buyer, the Lenders referenced below and Silicon Valley Bank, in its capacity as “administrative agent” (in such capacity, the “Lenders’ Agent”), for the several lenders that will provide the Debt Financing referenced below (in such capacities, each a “Lender” and, collectively, the “Lenders”) (together with the Summary of Terms attached thereto, the “Commitment Letter”), and (ii) the executed fee letter, dated as of September 13, 2016, between Buyer and the Lenders’ Agent (the “Fee Letter” and, together with the Commitment Letter, collectively, the “Debt Commitment Letter”), which Debt Commitment Letter specifies the terms and conditions upon which a debt financing in the aggregate amount set forth in the Debt Commitment Letter (the “Debt Financing”) will be provided to Buyer.

(b) Buyer has fully paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Debt Commitment Letter prior to or in connection with the execution of this Agreement, and Buyer will pay when due all other commitment fees and other fees arising under the Debt Commitment Letter as and when they become due and payable thereunder. As of the date of this Agreement, the Lenders have received all information with respect to the Business requested in connection with the Debt Financing and Seller shall have no obligation to prepare or deliver any audited balance sheet, income statement, statement of cash flows or other audited financial statements of the Business in addition to the Financial Statements.

(c) As of the date of this Agreement, (i) the Debt Commitment Letter has not been amended or modified (and no such amendment or modification is contemplated) and (ii) the commitments set forth in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other party thereto, and fully and specifically enforceable against the other party thereto in accordance with its terms, subject to the qualification that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting rights of creditors and (ii) general principles of equity (regardless of whether such enforcement is sought in a proceeding at law or in equity). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Debt Commitment Letter. As of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements related to the funding or investment, as applicable, of the Debt Financing other than as expressly set forth in the Debt Commitment Letter attached hereto as Exhibit J. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than those described in the Debt Commitment Letter in the form attached hereto as Exhibit J and this Agreement. As of the date of this Agreement, assuming no breach or default by Seller of any of its representations, warranties or obligations under this Agreement (and cooperation and assistance by Seller as expressly provided herein) such that any of the conditions set forth in Section 3.1 would fail to be satisfied, and based upon facts and events known by Buyer as of the date of this Agreement, Buyer has no reason to believe that the Debt Financing will not be made available to Buyer on the Closing Date on the terms set forth in the Debt Commitment Letter. Notwithstanding any other provision of this Agreement, Buyer affirms that it is not a condition to the Closing or to any of Buyer’s other obligations under this Agreement that Buyer obtain financing for or related to any of the transactions contemplated hereby. On the Closing Date, subject to the terms and conditions of this Agreement and the Debt Commitment Letter and assuming the satisfaction of the conditions set forth in Section 3.1 and the conditions set forth in the Debt Commitment Letter, the proceeds from the Debt Financing will, together with available cash and cash equivalents, available lines of credit or other sources of immediately available funds, be sufficient to provide Buyer with the funds necessary to pay all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement.

5.8 Solvency. Immediately after giving effect to the Transactions, Buyer (a) shall be able to pay its debts as they become due; (b) shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud creditors of Buyer.

5.9 Independent Investigation; No Reliance. In connection with its acquisition of the Purchased Assets and assumption of the Assumed Liabilities, Buyer and/or its Representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Business, the Purchased Assets and the Assumed Liabilities as desired by Buyer. The purchase of the Purchased Assets and the assumption of the Assumed Liabilities by Buyer and the consummation of the Transactions by Buyer are not done in reliance upon any representation or warranty or omission by, or information from, Seller, the Business or any of their respective Affiliates or Representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article IV (as modified by the Disclosure Schedules), and Buyer acknowledges that Seller expressly disclaims any other representations and warranties. Without limiting the representations and warranties of Seller specifically and expressly set forth in Article IV (as modified by the Disclosure Schedules), Buyer acknowledges that Seller has not made any representations or warranties to Buyer regarding the probable success or future profitability of the Business or the Purchased Assets. Without limiting the representations and warranties of Seller specifically and expressly set forth in Article IV (as modified by the Disclosure Schedules), Buyer further acknowledges that neither Seller nor any of its Affiliates will have or be subject to any liability to Buyer or any of its Representatives resulting from the distribution to Buyer or its Representatives or Buyer’s use of any such other information, including any information contained or referenced in management presentation distributed on behalf of Seller relating to the Business or other publications or data room (including any electronic or “virtual” data room) information provided or made available to Buyer or its Representatives, or any other document or information in any form provided or made available to Buyer or its Representatives, including management presentations, in connection with the purchase and sale of the Purchased Assets and the transactions contemplated hereby.

5.10 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V, BUYER MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES, AND BUYER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE VI

COVENANTS

6.1 Conduct of the Business. From the date hereof until the earlier of (a) the date this Agreement is terminated pursuant to Article IX and (b) the Closing, Seller shall (i) conduct the Business in the Ordinary Course of Business, (ii) in respect of the Business, use commercially reasonable efforts, to maintain and preserve intact the Business and to maintain the relationships of the Business with its suppliers, lessors, licensees, customers and others having business relationships with them and (iii) use commercially reasonable efforts to (in compliance with applicable Law) take the actions set forth in the Customer Transition Plan set forth on Annex A. During the period from the date hereof to the earlier of the Closing and the termination of this Agreement pursuant to Article IX, except as otherwise expressly provided for by this Agreement (including Schedule 6.1) or consented to in writing by Buyer (which consent will not be unreasonably withheld, conditioned or delayed) Seller shall not, with respect to the Business or the Purchased Assets:

(a) acquire by merging or consolidating with, or agreeing to merge or consolidate with, or purchase substantially all the assets of, or otherwise acquire any business or any corporation, partnership, association or other business organization or division thereof;

(b) effect any restructuring, reorganization or complete or partial liquidation;

(c) sell, transfer, assign, license, abandon, fail to maintain, lease, sublease, mortgage, pledge or otherwise encumber or dispose of any of the Purchased Assets, or enter into any agreement regarding the foregoing, other than (i) sales of Inventory in the Ordinary Course of Business, (ii) non-exclusive licenses of Intellectual Property Rights entered into in the Ordinary Course of Business, which shall include any non-exclusive licenses of Intellectual Property Rights to customers, resellers, and distributors in connection with the sale or license of products or services, (iii) expirations of Intellectual Property Rights in accordance with their applicable statutory term, and (iv) the sale, transfer, assignment, abandonment, failure to maintain, or other disposal of any of the Purchased Assets that are not used in or held for use in the Business;

(d) fail to make any planned capital expenditure or repair of any of the Purchased Assets that is necessary or advisable to maintain the Purchased Assets in good working order and repair, or commit to making any capital expenditure in any post-Closing period in an amount in excess of $50,000;

(e) disclose to any Person any trade secrets or other material confidential information of Seller (including any source code for any Seller Proprietary Software or Development Software) included in the Purchased Assets not theretofore generally available to the public, other than pursuant to a written non-disclosure agreement or in connection with the filing of any application for the registration of issuance of Intellectual Property Rights;

(f) make or agree to make any write-off or write-down, or any determination to write-off or write-down, or revalue, any material amount of the Purchased Assets, or to change in any respect any reserves associated therewith, or to waive or release any material right or claim associated therewith;

(g) not incur or assume any Liabilities, other than in the Ordinary Course of Business or that will constitute Excluded Liabilities;

(h) fail to pay and discharge Assumed Liabilities (including Current Liabilities) in the Ordinary Course of Business;

(i) change its policies or practices with respect to the payment of accounts payable or the collection of accounts receivable relating to the Business;

(j) change or modify any accounting practice, policy or procedure, except as required by GAAP or applicable Law;

(k) change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes, in each case to the extent such action could reasonably be expected to affect Buyer and its Affiliates;

(l) institute, settle or agree to settle any Action relating to or affecting the Business, the Purchased Assets or the Assumed Liabilities before any Governmental Body involving an amount in excess of $50,000 (other than settlements of Actions (i) (A) involving solely the payment of money damages that will constitute Excluded Liabilities and (B) not involving an admission of liability) or (ii) brought by a Governmental Body in connection with the ordinary course prosecution of any Intellectual Property Rights);

(m) enter into any Contract containing, or amend any Contract to include, a covenant not to compete or any other covenant restricting the development, manufacture, marketing, sale or distribution of the products or services of the Business;

(n) terminate, modify or waive any rights under any confidentiality agreement with any Person (other than Buyer) protecting the confidential information of the Business;

(o) fail to comply in any material respect with all Laws applicable to the Business or the Purchased Assets;

(p) except as required by Law, the terms of any Seller Benefit Plan or contractual obligations or other agreements existing on the date hereof: (i) increase the compensation of, change the title or position of, or enter into any new bonus, incentive, employee benefits, severance or termination agreement or arrangement with, any of the Business Employees; (ii) hire any new employees who would be Business Employees (except to replace Business Employees that terminate employment with Seller or any of its Subsidiaries after the date of this Agreement); or (iii) terminate the employment of any Business Employee (except for cause, as determined by Seller in good faith and in accordance with past practice);

(q) terminate (other than by expiration), or amend or modify (other than by automatic extension or renewal if deemed an amendment of modification of any such Contract) in any material respect the terms of, any Significant Contract;

(r) enter into any Contract that would be included in the definition of Significant Contract if it had been entered into as of the date of this Agreement, except for Contracts containing non-exclusive licenses of Intellectual Property Rights entered into in the Ordinary Course of Business; or

(s) authorize, offer, agree or commit to do any of the foregoing.

6.2 Pre-Closing Access to Books and Records. During the period from the date hereof to the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall provide Buyer and its Representatives with access during normal business hours and upon reasonable notice to the officers, books and records, financials (including working papers) and operating data as Buyer may reasonably request; provided that (a) such access does not unreasonably interfere with the normal operations of Seller, (b) such access shall occur in such a manner as Seller reasonably determines to be appropriate to protect the confidentiality of the Transactions, (c) all requests for such access shall be directed to such Person(s) as Seller may designate in writing from time to time (collectively, the “Designated Contacts”), (d) nothing in this Section 6.2 shall require Seller to provide access to, or to disclose any, non-financial trade secrets (including any source code) and (e) nothing in this Section 6.2 shall require Seller to provide access to, or to disclose any information to, Buyer or any of Buyer’s Representatives if such access or disclosure (i) would cause significant competitive harm to Seller if the Transactions are not consummated, (ii) would be to any non-financial trade secrets (including any source code), (iii) would waive any legal or similar privilege or (iv) would be in violation of applicable Law, Governmental Body or the provisions of any Contract to which Seller or any of its Affiliates is a party; provided that Seller shall use commercially reasonable efforts, including by entering into a joint defense or common interest agreement with Buyer or obtaining waivers under such agreements or implementing requisite procedures, to permit the disclosure of such information without causing such potential competitive harm, loss of such privilege or contravention of such Law or Contract. Other than the Designated Contacts, as provided in the Customer Transition Plan set forth on Annex A or as expressly provided in the preceding sentence, Buyer is not authorized to and shall not (and shall cause its employees, agents, advisors, counsel, representatives and Affiliates not to) contact any officer, director, employee or officer, customer, supplier, distributor, lessee, lessor, lender or other business relation of Seller or any of its Affiliates in relation to the Transactions prior to the Closing without the express prior written consent of Seller. No information or knowledge obtained in any investigation pursuant to this Section 6.2 or otherwise shall affect or be deemed to affect any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the Parties to consummate and cause the consummation of the Transactions in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of the Parties (including indemnification rights under Article VIII), nor shall any such information, knowledge or investigation be deemed to affect or modify either Party’s reliance on the representations, warranties, covenants and agreements made by the other Party in this Agreement.

6.3 Necessary Efforts.

(a) The Parties shall, and shall cause their respective Subsidiaries to, use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transactions and to use their respective reasonable best efforts to cause the conditions to each Party’s obligation to close the Transactions as set forth in Article III to be satisfied, including using commercially reasonable best efforts to obtain all consents and all waivers or terminations of applicable waiting periods required for the satisfaction of the conditions set forth in Section 3.1(e) and Section 3.2(c), and the consents set forth on Schedule 6.3(a) necessary in connection with the consummation of the Transactions.

(b) Without limiting the foregoing, as promptly as practicable on or after the date of this Agreement, Seller shall (i) give any notices required to be given under any Assigned Contract and (ii) use commercially reasonable efforts to obtain prior to Closing any consent, waiver, approval or authorization required from any third party under any Assigned Contract, in each case in order to effect the consummation of the transactions contemplated hereby and to keep in full force and effect, preserve all rights and benefits under, and avoid the breach, violation or termination of any Assigned Contract. Seller will (x) consult with Buyer beforehand regarding the process for providing such notices and seeking such consents, waivers, approvals and authorizations, (y) provide Buyer with a reasonable opportunity to review and comment in advance on the forms of such notices and consent requests and (z) subject to Seller’s reasonable business judgment, incorporate all reasonable comments thereto made by Buyer. Seller shall promptly deliver to Buyer a copy of each such notice and consent request delivered and each such consent, waiver, approval and authorization received. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(c) Seller and Buyer shall use their respective reasonable best efforts to promptly obtain any clearance required from any Governmental Body under applicable Laws for the consummation of the Transactions and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Body and shall comply promptly with any such inquiry or request.

6.4 Financing Efforts.

(a) Buyer acknowledges and agrees that Seller and its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any Lender under, the Debt Financing or any cooperation provided pursuant to this Agreement and that Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives from and against any and all Losses suffered or incurred by any of them resulting from or arising out of any Action by or on behalf of any Lender in connection with the Financing and any information utilized in connection therewith (except, as set forth in the last sentence of Section 6.4(e) below, to the extent such Losses were caused by the gross negligence, fraud or intentional misconduct of Seller or its Affiliates or by breach of this Agreement by Seller).

(b) Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using its commercially reasonable efforts to: (i) enter into definitive agreements with respect thereto and with respect to the Debt Financing, in each case, on the terms and conditions contained in the Debt Commitment Letter, (ii) satisfy, or cause Buyer’s Representatives to satisfy, on a timely basis all conditions applicable to, and within the control of, Buyer or Buyer’s Representatives in such definitive agreements, and (iii) in the event that all conditions to the Debt Financing set forth in this Agreement and the Debt Commitment Letter are satisfied, cause the Debt Financing Sources to fund the Debt Financing at or prior to Closing in accordance with the terms and provisions of the Debt Commitment Letter.

(c) Buyer shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter without the prior written consent of Seller; provided that Buyer may agree to amendments or modifications to, or grant waivers in respect of the Debt Commitment Letter without Seller’s prior written consent to the extent such amendments, modifications or waivers do not and would not (i) reduce the aggregate amount of cash proceeds available from the Debt Financing below the amount that is required, together with other funding sources, to fund the amounts required to be paid by Buyer under this Agreement to consummate the transactions contemplated by this Agreement or (ii) impose new or additional conditions precedent that would be reasonably likely to prevent or materially delay or materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement or adversely impact in any material respect the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter.

(d) In the event that any portion of the Debt Financing becomes or is reasonably expected to become unavailable in the manner or from the Debt Financing Sources contemplated in the Debt Commitment Letter, (i) Buyer shall promptly so notify Seller and (ii) Buyer shall use its commercially reasonable efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing prior to the Closing Date (or, if earlier, the End Date) reasonably satisfactory to Buyer on terms not materially less beneficial to Buyer (as reasonably determined by Buyer in good faith) from financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event.

(e) Prior to the Closing, Seller shall use its commercially reasonable efforts to provide Buyer with all cooperation reasonably requested by Buyer to assist it in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise reasonably requested by Buyer in connection with arranging the Debt Financing, including: (i) participating (and causing senior management, with appropriate seniority and expertise, of the Business to participate) in a reasonable number of meetings (including one-on-one sessions) and presentations and (ii) furnishing Buyer and its lenders with all financial and other information reasonably required by Buyer and its lenders in connection with arranging the Debt Financing; provided, that such cooperation does not (A) unreasonably interfere with the normal operation of the Business or the business of Seller, (B) include any actions that Seller reasonably believes would (1) result in a violation of any agreement or confidentiality agreement or the loss of any legal or other privilege or (2) cause any representation or warranty in this Agreement to be breached or any condition set forth in Article III to fail to be satisfied, (C) involve approaching landlords or any other bailees or other third parties prior to Closing to discuss landlord waivers, leasehold mortgages, bailee waivers, estoppels or other agreements limiting the rights of such third parties, (D) involve delivering any certificate or other instrument executed by Seller or consenting to the prefiling of UCC-1s or any other grant of Liens or other encumbrances that result in Seller being responsible to any third parties for any representations or warranties prior to the Closing Date, (E) involve delivering any audited balance sheet, income statement, statement of cash flows or other audited financial statements of the Business in addition to the Financial Statements or (F) involve delivering financial statements of the Business in addition to the Financial Statements (other than updated unaudited financial statements for the Business prepared using the same methodologies and principles used in the preparation of the Financial Statements). Notwithstanding anything in this Agreement to the contrary, Seller shall not be required to deliver or cause the delivery of any legal opinions or accountants’ cold comfort letters or reliance letters. Buyer shall promptly, upon written request by Seller, reimburse Seller for its reasonable and documented out-of-pocket costs and expenses incurred by Seller in connection with its cooperation provided pursuant to this Section 6.4(e). Buyer shall indemnify and hold harmless Seller and its Affiliates from and against any and all Losses suffered or incurred by any of them in connection with the Debt Financing and any information used in connection therewith, except to the extent such Losses were caused by the gross negligence, fraud or intentional misconduct of Seller or its Affiliates or by breach of this Agreement by Seller.

6.5 Notification. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall disclose to Buyer in writing (in the form of updated Disclosure Schedules) any material variances from the representations and warranties contained Article IV and any fact or event that constitutes a material breach of the covenants in this Agreement made by Seller, as applicable, promptly upon discovery thereof; provided that such disclosures shall not amend or supplement the Disclosure Schedules delivered on the date hereof for any purpose under this Agreement, including for the purpose of (i) determining the accuracy of any representations or warranties made by Seller in this Agreement or (ii) determining whether any of the conditions set forth in Article III have been satisfied.

6.6 No Solicitation of Acquisition Proposals. Until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause each of its Representatives not to, directly or indirectly, (a) solicit, initiate, facilitate or knowingly encourage, or take any action to solicit, initiate, facilitate or knowingly encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Buyer, (b) furnish to any Person other than Buyer any information that Seller believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (d) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding providing for the consummation of any transaction contemplated by any

Acquisition Proposal or otherwise relating to any Acquisition Proposal. Seller shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal, including suspending such Persons’ access to any electronic or physical data room and requesting the return of all confidential information distributed to such Persons.

6.7 Mail Handling. To the extent that Buyer or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries not relating to the Purchased Assets or the Assumed Liabilities, Buyer shall promptly deliver such mail or packages to Seller. After the Closing Date, Buyer may deliver to Seller any checks or drafts made payable to Seller or any of its Subsidiaries that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Buyer within five Business Days for the amounts of all such checks or drafts, or, if so requested by Buyer, endorse such checks or drafts to Buyer for collection. To the extent Seller or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries but relating to the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Buyer. After the Closing Date, to the extent that Buyer receives any cash or checks or drafts made payable to Buyer that constitutes an Excluded Asset, Buyer shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business Days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection. The Parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 6.7.

6.8 Inventory Transition Plan. During the period from the date hereof to the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Buyer and Seller shall together work in good faith to jointly develop a written transition plan in accordance with Schedule 6.8 (the “Inventory Transition Plan”) in order to facilitate the orderly transition of the Business from Seller to Buyer. Buyer and Seller shall together work in good faith in order to equitably adjust the Target Net Working Capital with the intent that the impact of the Inventory Transition Plan not result in a benefit for either Party.

ARTICLE VII

OTHER COVENANTS OF THE PARTIES

7.1 Access to Books and Records.

(a) From and after the Closing until the seventh anniversary of the Closing Date, each Party shall, and shall cause its Affiliates to, provide the other Party and its Representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the personnel, books and records of such Party (and any Affiliates, as applicable) related to the Business, the Purchased Assets and the Assumed Liabilities with respect to periods or occurrences prior to or on the Closing Date that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Body having jurisdiction over the requesting party in connection with the Transactions, (ii) for use in any other judicial, regulatory, administrative or other Action or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements arising from the Transactions, or (iii) to comply with its obligations under this Agreement; provided that nothing in this Section 7.1 shall require any Party to provide access to, or to disclose any information to, the requesting Party or its Representatives if such access or disclosure (a) would waive any legal or similar privilege, (b) would be in violation of applicable Law, Governmental Body or the provisions of any Contract to which such Party or any of its Affiliates is a party; provided that the Parties shall use reasonable best efforts, including by entering into a joint defense or common interest agreement with other Party or obtaining waivers under such agreements or implementing requisite procedures, to permit the disclosure of such information without loss of such privilege or contravention of such Law or Contract or (c) would reasonably be expected to cause significant competitive harm to such Party. Except as otherwise provided herein, each Party shall use commercially reasonable efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business in such Party’s respective possession or control for seven years following the Closing Date.

7.2 Excluded Marks.

(a) The Parties acknowledge and agree that (i) Buyer has no right, title, or interest in or to any Excluded Marks and (ii) no interest in or right to use any of the Excluded Marks is being assigned, licensed, transferred or otherwise conveyed to Buyer pursuant to this Agreement or the transactions contemplated hereby. Buyer may use existing supplies of office supplies internal-use forms, invoices, purchase orders, and internal training materials (the “Existing Stock”) for (i) a period of ninety (90) days following the Closing with respect to Existing Stock used solely on an internal basis (the “Internal Run-Off Period”) and (ii) a period of sixty (60) days following the Closing with respect to Existing Stock used on an external-facing basis (the “External Run-Off Period”) (each of the Internal Run-Off Period and the External Run-Off Period, a “Run-Off Period”). Except as expressly set forth in the preceding sentence and pursuant to the Intellectual Property License Agreement, after the Closing Date, Buyer and its Affiliates will stop using the Excluded Marks in any form in connection with the Business, including by removing, permanently obliterating or covering all references to the Excluded Marks that appear on any Purchased Asset. In furtherance (and not limitation) of the preceding sentence, Buyer shall use its commercially reasonable efforts to cease using any Existing Stock as soon as reasonably practicable (but shall cease such use, in no event, later than the end of the applicable Run-Off Period); provided that to the extent Buyer uses any Existing Stock, Buyer shall (i) use only the Existing Stock in inventory as of the Closing, (ii) conspicuously state on the Existing Stock that the Business is no longer operated by Seller or its Affiliates and (iii) not order, utilize, reproduce or electronically generate in any manner any additional supplies or documents that contain any Excluded Marks. Seller shall provide reasonable assistance to Buyer, at Buyer’s expense, with its obligations under this Section 7.2(a). Buyer shall not be deemed to have violated this Section 7.2(a), even after the applicable Run-Off Period, by reason of the use of any Excluded Mark in a non-trademark manner (including on Buyer’s website) in textual sentences, which use is factually accurate and non-prominent, including for purposes of conveying to customers or the general public that the Business is no longer affiliated with Seller and/or to reference historical details concerning the Business.

(b) Without limiting the foregoing, in no event will Buyer or any of its Affiliates use the Excluded Marks in any way other than in the same manner used by the Business immediately prior to the Closing Date or for a different product or service that existed prior to the Closing Date. Neither Buyer nor any of its Affiliates will (i) register, attempt to register or assist in any effort of another in registering the Excluded Marks or any Trademarks or Internet domain name registrations containing the Excluded Marks or that are confusingly similar to the Excluded Marks anywhere in the world in connection with any products or services; or (ii) challenge or participate in any challenge of Seller’s exclusive rights in the Excluded Marks or any Trademarks or Internet domain name registrations containing the Excluded Marks. Within two (2) weeks following the expiration of the applicable Run-Off Period, an authorized representative of Buyer shall certify in writing to Seller that Buyer has complied with the terms of this Section 7.2 and has (A) ceased all use of and (B) either destroyed or returned to Seller all of the Existing Stock then remaining.

(c) After the Closing, Seller and its Affiliates shall cease any and all use of Trademarks included in the Assigned Intellectual Property, including any combination thereof with any Excluded Mark. Upon the earlier of (i) Seller’s acceptance of Buyer’s transfer request for the Internet domain name registrations included in the Assigned Intellectual Property or (ii) thirty (30) days after the Closing, Seller and its Affiliates shall cease any and all use of Internet domain name registrations included in the Assigned Intellectual Property. Seller and its Affiliates shall not be deemed to have violated this Section 7.2(c) by reason of the use of any Trademarks included in the Assigned Intellectual Property in a non-trademark manner (including on Seller’s or its Affiliates’ website) in textual sentences, which use is factually accurate and non-prominent, including for purposes of conveying to customers or the general public that the Seller and its Affiliates are no longer operating the Business and/or to reference historical details concerning the Business.

7.3 Guarantees. The Buyer shall use its commercially reasonable efforts (which shall not require any modifications of the terms of the underlying obligations that are materially adverse to the Buyer, but would, to the extent requested, include providing a guaranty) to cause itself or one or more of its Affiliates to be substituted in all respects for Seller and its Affiliates effective as of the Closing Date, in respect of all obligations of Seller and its Affiliates under each of the guarantees, indemnities, surety bonds, letters of credit and letters of comfort made or provided by the Seller and its Affiliates (or any of them) for the benefit of the Business (collectively, the “Guarantees”) set forth on Schedule 7.3.

7.4 Employee Matters.

(a) No later than ten (10) Business Days before the Closing Date (or if earlier, such date as required by applicable Law in order for the Business Employee to commence employment with Buyer or one of its Affiliates as of the Closing Date), Buyer shall, or shall cause one of its Affiliates to, make an offer of employment to each Business Employee agreed upon in writing by Seller and Buyer prior to the date of this Agreement. For the avoidance of doubt, Business Employees who are to receive such offers of employment include Business Employees who, as of the Closing Date, are or are expected to be actively employed and those who are on vacation, holiday, sickness or other approved leave of absence (including maternity/paternity leave, military leave, workers’ compensation leave and disability leave). The offer to each Business Employee and each Buyer-Retained Transitional Service Provider shall provide for (i) a position at a grade level and with responsibilities that are no less than the level and responsibilities in effect for such Business Employee immediately prior to the Closing Date, (ii) at least the same base salary or wage rate and variable pay (if any) in effect for such Business Employee immediately prior to the Closing Date, (iii) cash bonus or cash incentive opportunity that is no less favorable that is available to such Business Employee immediately prior to the Closing Date, (iv) employee benefits, including base salary and annual incentives, that are no less favorable in the aggregate (including defined benefit pension, retiree medical benefits, severance, or benefits and nonqualified deferred compensation, and equity compensation) that are available to such Business Employee immediately prior to the Closing Date and (v) a place of employment that is within fifty (50) miles of the place of employment for such Business Employee immediately prior to the Closing Date (other than incidental travel). If any Transferred Employee requires a work visa or permit or an employment pass or other approval for his or her employment to continue with Buyer or one of its Affiliates as of the Closing Date, Buyer shall, or shall cause one of its Affiliates to, use commercially reasonable efforts to secure prior to the Closing Date the necessary visa, permit, pass or other approval in a timely manner consistent with the terms of this Section 7.4 and shall be solely responsible for any expenses related thereto. Seller shall reimburse Buyer and its Affiliates for the amount of any payments or benefits paid to those certain Transferred Employees agreed upon in writing by Buyer and Seller prior to the date of this Agreement, whose employment was transferred automatically to Buyer and its Affiliates in accordance with applicable Law in connection with such individuals’ termination of employment as of the day following the Closing, including, without limitation, any severance, termination, pay in lieu of notice, redundancy and similar payments (and not, for the avoidance of doubt, in connection with such individual’s ongoing employment following the Closing).

(b) Pursuant to the Transition Services Agreement, certain Business Employees agreed upon in writing by Seller and Buyer prior to the date of this Agreement shall provide transitional services to Buyer (such Business Employees to transfer to the employment of Buyer or one of its Affiliates at the completion of such transitional services, the “Buyer-Retained Transitional Service Providers” and such Business Employees to remain employed by Seller or one of its Affiliates at the completion of such transitional services, the “Seller-Retained Transitional Service Providers”). With respect to the Buyer-Retained Transitional Service Providers, Buyer shall be solely responsible to each such Transitional Service Provider for the amount of any severance, termination, redundancy, pay in lieu of notice and similar payments that are due and owing to such Transitional Service Provider. With respect to the Seller-Retained Transitional Service Providers, Seller shall be solely responsible to each such Transitional Service Provider for the amount of any severance, termination, redundancy, pay in lieu of notice and similar payments that are due and owing to such Transitional Service Provider.

(c) Seller shall be responsible for the administration and payment of any applicable workers’ compensation, health and welfare and social insurance Liabilities and benefits with respect to the Business Employees (including any Transferred Employees) to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring prior to the Closing Date. Buyer and/or any of its Affiliates shall be responsible for the administration and payment of any applicable workers’ compensation, health and welfare and social insurance Liabilities and benefits with respect to Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring on and after the Closing Date.

(d) Except as may be otherwise agreed to in writing between the Parties or prohibited by applicable Law, for a period of one year following the Closing Date, neither Party nor any of their Affiliates will employ (i) any Business Employee who refuses the offer of employment extended by Buyer or one of its Affiliates pursuant to Section 7.4(a), or (ii) any Person who would have been a Business Employee who was offered employment by Buyer or one of its Affiliates pursuant to Section 7.4(a) had his or her employment with Seller not terminated between the date hereof and the Closing Date. During the period commencing on the date hereof and ending on the first anniversary of the Closing Date, each Party and its Affiliates shall not, without the advance written consent of the other Party, either directly or indirectly solicit for employment any employee of the other Party with whom such Party first had direct contact or was first made aware of in connection with the negotiation of the Transaction (other than a Business Employee who becomes a Transferred Employee), except to the extent such employee responds to an advertisement or general solicitation (including through a recruiting or placement agency) that is not specifically targeted at such employee or at employees of the other Party and its Affiliates generally.

(e) As of the Closing Date and to the extent legally permissible, Seller or its applicable Affiliate shall assign to Buyer or one of its Affiliates the engagement of each Contractor set forth on Schedule 7.4(e) of the Disclosure Schedules, and Buyer or one of its Affiliates shall accept such assignment. Where not legally permissible to assign a Contractor’s engagement, Seller or its applicable Affiliate will terminate the engagement of such Contractor as of the Closing Date, and immediately thereafter, Buyer or one of its Affiliates will offer to engage the Contractor on terms that are substantially similar to the terms of the Contractor’s engagement with Seller or its applicable Affiliate set forth on Schedule 7.4(e) of the Disclosure Schedules.

(f) From the Closing Date until the first anniversary of the Closing Date (the “Continuation Period”), with respect to each Transferred Employee, Buyer shall, or shall cause one of its Affiliates to, provide and maintain the terms and conditions of employment consistent with clauses (i) through (v) of Section 7.4(a). Effective from and after the Closing Date, each Transferred Employee will receive credit for all service with Seller and any predecessor employer for all purposes (including, but not limited to, eligibility to participate, vesting, rate of benefit accrual, and level of benefits) under the Buyer Benefit Plans and each other compensation and benefit plan, program, policy or arrangement of Buyer or any of its Affiliates or in which similarly situated employees of Buyer or any of its Affiliates participate to the same extent as such service was credited for such purpose by Seller; provided, however, that such service shall not be recognized or credited (i) for any purpose under any equity or quasi-equity compensation plan or defined benefit pension maintained by Buyer or Buyer’s Affiliates or (ii) to the extent that such recognition would result in a duplication of benefits provided to the Transferred Employee or to the extent that such service was not recognized under any similar Seller Benefit Plan. Buyer shall, or shall cause its Affiliates to, (i) waive any pre-existing condition exclusions, eligibility waiting periods, actively-at-work requirements, and evidence of insurability requirements under the Buyer Benefit Plans for the Transferred Employees and their dependents to the extent such conditions, limitations or requirements were satisfied or did not apply to such individuals under the corresponding Seller Benefit Plan prior to the Closing Date, and (ii) provide full credit to the Transferred Employees under the Buyer Benefit Plans for any co-payments and deductibles made under a corresponding Seller Benefit Plan during the plan year of the applicable plan sponsored by Seller or one of its Affiliates during which the Closing occurs in satisfying any deductible requirement, out-of-pocket maximum or similar terms under any of the Buyer Benefit Plans.

(g) If Buyer or one of its Affiliates initiates any dismissal or employment termination process with respect to a Transferred Employee during the Continuation Period, Buyer or one of its Affiliates shall provide to such Transferred Employee severance benefits determined as the more favorable of (i) the severance benefits for such Transferred Employee pursuant to the Seller Benefit Plan in effect immediately prior to the Closing Date using the formula in effect under such plan at that time, (ii) the applicable severance plan, program, policy or arrangement of Buyer or one of its Affiliates that would apply to similarly situated employees of Buyer or one of its Affiliates, or (iii) the allowances and benefits provided under applicable Law.

(h) All accrued but unused vacation, sick and paid time off of the Transferred Employees under the vacation, sick and paid time off policies of Seller, to the extent accrued in the Ordinary Course of Business prior to the Closing with respect to Transferred Employees, shall be carried over and assumed by Buyer or one of its Affiliates; provided that if such vacation, sick and/or paid time off of the Transferred Employees is required to be paid out under applicable Law, then Buyer shall reimburse Seller for the aggregate amount of the costs to Seller to effectuate such cash out with respect to only the Transferred Employees (including the amount of any employer taxes related thereto) as soon as practicable, but in no event later than ten (10) Business Days after receiving a schedule setting forth such expenses from Seller. Schedule 7.4(h) sets forth the accrued but unused vacation, sick and paid time off of the Business Employees and the amount of any gratuity payments required to made to Business Employees in India pursuant to the Payment of Gratuity Act, 1972, as amended, in each case as of the date of this Agreement.

(i) Seller agrees to treat all unvested equity compensation grants held by Transferred Employees in accordance with the applicable equity award agreement.

(j) Buyer and its Affiliates shall be solely responsible for any and all obligations arising under COBRA with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.

(k) Effective as of the Closing Date, Buyer or any of its Affiliates shall permit each of the Transferred Employees, who are located in the United States, to become a participant or to be eligible to participate in the Buyer’s defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code intended to be qualified pursuant to Section 401(a) of the Code (the “Buyer 401(k) Plan”). Buyer shall cause the Buyer 401(k) Plan to accept rollovers of distributions, including the in-kind rollover of promissory notes evidencing loans to Transferred Employees.

(l) Buyer and its Affiliates shall assume and be solely responsible for, and shall indemnify and hold harmless Seller and its Affiliates from and against, all obligations, Liabilities, costs and commitments in respect of: (i) claims made by any Transferred Employee for any statutory, contractual or common law severance, termination pay or separation benefits (including the employer portion of any employment taxes, together with any compensation payable during any mandatory termination period related thereto) including, but not limited to, claims for wrongful dismissal, constructive dismissal, notice of termination of employment, pay in lieu of notice or termination, termination indemnities or other indemnities, any damages arising from a breach of such Transferred Employee’s employment Contract and any payments required to be made in respect of the termination of the Transferred Employee’s employment arising out of, relating to or in connection with the failure of Buyer or one of its Affiliates to offer employment to any such Transferred Employee that complies with the terms of Section 7.4(a) and as required by applicable Law; (ii) the failure of Buyer and/or any of its Affiliates to inform or consult any Business Employees, any Governmental Body, or any employee representatives as required by applicable Law; and (iii) amounts imposed by a Governmental Body and/or under applicable Law arising out of any difference between the terms and conditions of employment applicable to a Transferred Employee immediately prior to the Closing Date and those applicable to that Transferred Employee on and after the Closing Date. Notwithstanding the foregoing, Seller shall be solely responsible for any and all Liabilities arising from or relating to the termination of employment by Seller or any of its Affiliates of any Business Employee who fails to accept the offer of employment by Buyer or one of its Affiliates described in Section 7.4(a).

(m) Buyer agrees that it will take, and will cause its Affiliates to take, all steps necessary to be in a position to employ (which shall include, but not be limited to, establishing the appropriate payroll systems, plans and insurance arrangements to provide the compensation and benefits described in this Section 7.4) all Transferred Employees (including those Transferred Employees who are located outside the United States) as of the Closing Date in compliance with applicable Law, any applicable Contractual requirements and the requirements of this Section 7.4 (the “Transition Activities”). Buyer and Seller agree to provide the other in a timely manner, whether before or after the Closing Date, with such information and, when appropriate, documentation, as such Party may reasonably request about the Transition Activities so that both Buyer and Seller may fulfill their legal obligations to the Business Employees, comply with its obligations under this Agreement and confirm compliance with their obligations under applicable Law. Subject to the requirements of applicable Law, the Parties will cooperate with respect to the transfer of employee data relating to the Business Employees as necessary to carry out their obligations set forth in this Section 7.4. As of the Closing Date or as soon as practicable thereafter, Seller will transfer to Buyer such employee data relating to the Transferred Employees as required by Buyer for the operation of the Business, except that Seller shall not be required to create records that it does not otherwise maintain or, unless it is necessary to do so in order to comply with applicable Law, provide employee data not customarily used or maintained by Seller.

(n) To the extent permitted by any applicable Laws and except as required by the terms of this Section 7.4, nothing in this Agreement shall limit the right of Buyer, or any Affiliate of Buyer, to terminate or reassign any Transferred Employee after the Closing or to change the terms and conditions of his or her employment in any manner.

(o) No provision of this Section 7.4 shall create any third party beneficiary or other rights in any Business Employee or former employee in respect of continued or resumed employment in Seller’s Business, or with Buyer, and no provision of this Section 7.4 shall create any rights in any such persons in respect of any benefits that may be provided under any plan or arrangement which may be established by Buyer. Nothing contained herein shall be construed as requiring, and Seller, Buyer and their Affiliates shall take no action that would have the effect of requiring, Seller, Buyer or their Affiliates to continue any specific Seller Benefit Plan. The provisions of this Section 7.4 are for the sole benefit of Seller and Buyer and nothing in this Section 7.4, expressed or implied, is intended or shall be construed to constitute an amendment of any Seller Benefit Plan or any Buyer Benefit Plan (or an undertaking to amend any such plan) or other compensation and benefits plan maintained for or provided to Business Employees, including Transferred Employees, prior to, on or following the Closing.

7.5 Additional Tax Matters.

(a) To the extent not otherwise provided in this Agreement, Seller shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the Purchased Assets attributable to the Pre-Closing Tax Period. All Property Taxes levied with respect to the Purchased Assets for the Straddle Period shall be apportioned between Buyer and Seller based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the number of days of such Straddle Period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for such Property Taxes, Buyer or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 7.5(a) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement. In the event that Buyer or Seller makes any payment for which it is entitled to reimbursement under this Section 7.5(a), the applicable party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

(b) Seller shall use commercially reasonable efforts to promptly notify Buyer in writing upon receipt by Seller of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of Seller that reasonably may be expected to relate to or give rise to a Lien on the Purchased Assets or the Business.

7.6 Disclosure and Delivery of Seller Licensed Other Intellectual Property. Seller agrees, upon Buyer’s reasonable request during the twelve (12) month period after the Closing Date, to provide the Buyer with copies of any Software, Trade Secrets and other Technology that constitute Seller Licensed Other Intellectual Property (as defined in the Intellectual Property License Agreement), via electronic transmission or load and leave procedures, to the extent such copies are in Seller’s possession and not previously delivered to Buyer (including in any storage media that constitutes a Purchased Asset). Buyer shall inform Seller of the locations of any such copies of Software, Trade Secrets or other Technology to the extent Buyer is aware of such locations.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement shall terminate and be of no further force and effect on the date that is eighteen (18) months after the Closing Date (the “Escrow Expiration Date”); provided that the Fundamental Representations and the representations and warranties set forth in Section 4.7 (Tax Matters) shall survive until the date that is thirty (30) days after the expirations of the statute of limitations applicable to any claims relating to such representations and warranties. The covenants contained in this Agreement shall survive the Closing Date in accordance with their terms. No claim for indemnification hereunder for breach of any representations, warranties or covenants may be made after the expiration of the applicable survival period.

8.2 Indemnification by Seller. Subject to the other terms and conditions of this Article VIII and the Escrow Agreement, from and after the Closing, Seller shall defend, indemnify and hold harmless Buyer and its Affiliates and their respective directors, officers, employees and representatives (each individually, a “Buyer Indemnitee”, and collectively, the “Buyer Indemnitees”) from and against, and in respect of, any actual and reasonable out-of-pocket losses, Liabilities, damages, penalties, fines, judgments, awards, settlements, costs, fees and expenses (hereinafter individually a “Loss” and collectively, “Losses”) suffered or incurred by any Buyer Indemnitee which is caused by, resulting from or arising out of:

(a) any breach of any representation or warranty of Seller contained in Article IV of this Agreement or in any certificate delivered by Seller hereunder;

(b) any breach of any covenant or agreement set forth herein by Seller;

(c) any Excluded Liabilities; or

(d) caused by, resulting from or arising out of, Taxes of Seller and its Affiliates (except as to the limited extent provided in Section 7.5(a)) with respect to periods ending on or prior to the Closing Date.

8.3 Indemnification by Buyer. Subject to the other terms and conditions of this Article VIII, Buyer agrees to defend, indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, employees and representatives (individually, a “Seller Indemnitee”, and collectively, the “Seller Indemnitees”) from and against and in respect of any and all Losses suffered or incurred by any Seller Indemnitee which is caused by, resulting from or arising out of:

(a) any breach of any representation, warranty or covenant of Buyer contained in Article V of this Agreement or in any certificate delivered by Buyer hereunder;

(b) any Assumed Liabilities;

(c) Taxes to be paid by Buyer to the extent provided in Section 7.5(a); and

(d) Buyer’s conduct of the Business after the Closing, except to the extent such Losses are an Excluded Liability or were caused by or resulted from any act or omission of Seller prior to or after Closing or Seller’s conduct of the Business prior to Closing.

8.4 Notice; Defense of Third Party Claims. If any Action, Liability or assessment shall be asserted by a third party against any Buyer Indemnitee or any Seller Indemnitee (the “Indemnitee”) in respect of which such Indemnitee proposes to demand indemnification (a “Third Party Claim”), such Indemnitee shall give the party obligated to provide indemnification pursuant to Section 8.2 or Section 8.3 (the “Indemnifying Party”) prompt written notice thereof; provided, however, that the failure to so notify the Indemnifying Party shall only affect the Indemnitee’s right to indemnification hereunder to the extent that the Indemnifying Party’s interests are actually prejudiced thereby. Such Indemnifying Party shall have the right, exercisable by written notice to the Indemnitee within thirty (30) days of receipt of a Claim Notice, to assume and conduct the defense of such claim with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee (provided that Kirkland & Ellis LLP shall be deemed to be acceptable to the Indemnitee); provided that if the Indemnifying Party is Seller, then such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (a) seeks an injunction or other equitable relief against the Indemnitee, (b) seeks an amount of Losses that would reasonably be expected to exceed the amounts for which the Indemnifying Party is obligated to indemnify, (c) relates to or arises in connection with any criminal Action or involves claims by any Governmental Body or (d) would reasonably be expected to have a material adverse effect on the business or operations of Buyer if decided adversely to Buyer. The Indemnifying Party’s assumption of such defense will be deemed to be an acknowledgment of the Indemnifying Party’s obligation to indemnify the Indemnitee hereunder against any Losses that may result from such Third Party Claim without reservation of rights. If the Indemnifying Party so assumes the defense of any such Third Party Claim, the Indemnitee shall have the opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. In the event that the Indemnitee controls the defense of any Third Party Claim, then the Indemnifying Party shall make available to the Indemnitee any documents and materials in the Indemnifying Party’s possession or control that are reasonably necessary to the defense of such Third Party Claim. If the Indemnifying Party controls the defense of the Third Party Claim, then the Indemnitee shall make available to the Indemnifying Party any documents and materials in the Indemnitee’s possession or control that are reasonably necessary to the defense of such Third Party Claim. In no event shall the Indemnifying Party, without the prior written consent of the Indemnitee (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless (y) such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnitee and does not encumber any of the assets of any Indemnitee or impose any restriction or condition that would apply to or adversely affect any Indemnitee and (z) the Indemnifying Party obtains, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnitee from any and all liability in respect of such Third Party Claim. Whether or not the Indemnifying Party shall have assumed the defense of such Third Party Claim, such Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnitee hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Article VIII, no settlement, adjustment or compromise of a Third Party Claim to which an Indemnifying Party has not consented shall act as a waiver or limitation of, or have any other effect on, any defenses, counterclaims, rights, remedies or obligations of the Indemnifying Party as to whether it has any obligation to indemnify any Indemnitee in respect of such Third Party Claim or as to the amount of any indemnifiable Losses.

8.5 Certain Limitations. The liability of Seller or Buyer, as applicable, for indemnification claims under this Agreement shall be limited by the following:

(a) No Claims for Breaches of Representations and Warranties After Applicable Survival Date. The obligations to indemnify and hold harmless a Party in respect of a breach of representation, warranty or covenant shall terminate on the applicable survival date as set forth in Section 8.1, unless, with respect to a representation, warranty or covenant that terminates following the Closing Date, an Indemnitee has made a proper claim for indemnification pursuant to Section 8.2 or Section 8.3, subject to the terms and conditions of this Article VIII, prior to such termination date, as applicable, including by delivering a written notice (stating in reasonable detail, to the extent known or estimable, the amount of Losses and details of and the method of computation therefore, the nature of, and factual and legal basis for, any such claim for indemnification, and the provisions of this Agreement upon which such claim for indemnification is made) to the Indemnifying Party. If an Indemnitee has made a proper claim for indemnification pursuant to this Article VIII prior to such termination date, then such claim will not be extinguished by the passage of the deadlines set forth in Section 8.1.

(b) Other Limitations.

(i) No Buyer Indemnitee shall be entitled to any indemnification pursuant to Section 8.2(a) (other than in respect of any Fundamental Representation or any representations and warranties set forth in Section 4.7 (Tax Matters)) if, with respect to any individual item of Loss, such item is less than $25,000 (“Minor Claim”).

(ii) No Buyer Indemnitee will be entitled to indemnification pursuant to Section 8.2(a) (other than in respect of any Fundamental Representation or any representations and warranties set forth in Section 4.7 (Tax Matters)) unless and until the aggregate amount of all Losses (excluding Minor Claims) subject to such indemnification would exceed, on a cumulative basis, an amount equal to $500,000 (the “Deductible”), and then only to the extent such Losses exceed the Deductible.

(c) Limitation on Seller Indemnification Liability. In no event shall the aggregate liability of Seller pursuant to Section 8.2(a) (other than in respect of any Fundamental Representation or any representations and warranties set forth in Section 4.7 (Tax Matters) or Section 4.9 (IP Matters)) exceed an aggregate amount equal to $5,000,000 (the “Cap”); provided, however, that, with respect to any breach of any representation or warranty set forth in Section 4.9 (IP Matters), the Cap shall be increased by $5,000,000 (such that the aggregate Cap with respect to such Damages shall be $10,000,000) and with respect to any breach of any representation or warranty set forth in any Fundamental Representation, the Cap shall be the

Purchase Price, it being understood that any indemnification payments pursuant to Section 8.2(a) shall be credited against the Cap for purposes of this proviso. If any Indemnitee seeks to assert claims of indemnification pursuant to this Article VIII (an “Indemnification Claim”) at or prior to 11:59 p.m., Pacific Time, on the Escrow Expiration Date, such Indemnitee shall be required to first seek recovery against the Escrow Amount. Notwithstanding anything to the contrary contained in this Section 8.5(c), the aggregate liability of Seller pursuant to this Agreement shall in no event exceed the Purchase Price (and Buyer shall not be entitled to recovery of any Losses after such time as Buyer has received an aggregate amount equal to such sum). Notwithstanding anything to the contrary in this Agreement, no Buyer Indemnitee shall have any right to indemnification with respect to any Loss or alleged Loss to the extent such Loss or alleged Loss is included in the calculation of Purchase Price or any of the components thereof, including Net Working Capital or the Deferred Revenue Amount or if Buyer shall have requested a reduction of Net Working Capital or an increase of the Deferred Revenue Amount in the Estimate Report on account of any matter forming the basis for such Loss or alleged Loss.

(d) Except with respect to Section 4.5 and Section 4.9(h)(ii), for purposes of determining any breach or inaccuracy of any representation or warranty and the amount of any Losses related thereto, no effect shall be given to any “Material Adverse Effect” or other materiality qualification in the relevant representation or warranty.

(e) The representations, warranties and covenants of Seller, and the rights and remedies that may be exercised by Buyer Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Buyer Indemnitees or any of their Representatives.

(f) Notwithstanding anything to the contrary in this Agreement, nothing in this Article VIII shall limit the Liability of any Party for fraud or intentional misrepresentation related to the representations and warranties contained in this Agreement.

8.6 Determination of Loss Amounts. In no event will an Indemnitee be entitled to recover or make a claim for any amounts in respect of punitive damages, unless awarded to a third party in a Third Party Claim.

8.7 Insurance Offset. The amount of any Loss subject to indemnification pursuant to this Article VIII shall be calculated net of any third party insurance proceeds actually received in cash (net of any applicable deductibles, co-payments, premium increases, “retro premium” adjustments and similar costs or payments) by the Indemnitee or any of its Affiliates on account of such Loss. In the event that a third party insurance recovery is realized by the Indemnitee or any of its Affiliates with respect to any Loss for which it has already been indemnified pursuant to this Article VIII, then a refund equal to the amount of such recovery (net of any applicable deductibles, co-payments, premium increases, “retro premium” adjustments and similar costs or payments) shall be paid promptly in immediately available funds to the Indemnifying Party that provided such indemnification to the Indemnitee.

8.8 Mitigation. Each Indemnified Party shall use commercially reasonable efforts in accordance with Delaware Law to mitigate all Losses after becoming aware of any event which could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith.

8.9 Indemnification Procedures.

(a) If any Indemnitee has or claims in good faith to have incurred or suffered Losses, or that it is reasonably likely to incur or suffer Losses, for which such Indemnitee believes in good faith that it has a bona fide Indemnification Claim, such Indemnitee may deliver a written claim notice (a “Claim Notice”) to the Indemnifying Party.

(b) Each Claim Notice delivered by or on behalf of an Indemnitee shall (i) state that such Indemnitee believes in good faith that such Indemnitee is entitled to indemnification under this Article VIII and contain a reference to the specific provisions of this Agreement in respect of which such right of indemnification is claimed or arises, (ii) contain a brief description of the facts and circumstances supporting such Indemnitee’s claim and (iii) if known, contain a non-binding, preliminary, good faith estimate (and the method of computation thereof) of the amount to which such Indemnitee claims to be entitled to receive as a claim for indemnification pursuant to this Article VIII (the aggregate amount of such estimate, as it may be modified by such Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”).

(c) During the 30 day period commencing upon receipt by the Indemnifying Party of a Claim Notice from an Indemnitee (the “Dispute Period”), the Indemnifying Party may deliver to such Indemnitee a written response (the “Response Notice”) in which the Indemnifying Party (i) agrees that the full Claimed Amount is owed to such Indemnitee, (ii) agrees that part, but not all, of the Claimed Amount is owed to such Indemnitee or (iii) indicates that no part of the Claimed Amount is owed to such Indemnitee. If the Response Notice is delivered in accordance with clauses (ii) or (iii) of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances, if and to the extent that such facts and circumstances are reasonably available based upon the information available to the Indemnifying Party at such time, supporting the claim set forth in such Response Notice that only a portion or no part of the Claimed Amount is owed to the applicable Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the applicable Indemnitee pursuant to the applicable Response Notice (or the entire Claimed Amount, if such Response Notice asserts that no part of the Claimed Amount is owed to such Indemnitee) is referred to herein as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications in accordance with this Agreement by the applicable Indemnitee to the Claimed Amount). If a Response Notice with respect to a Claim Notice is not received by the applicable Indemnitee prior to the expiration of the Dispute Period applicable to such Claim Notice, then the Indemnifying Party shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount set forth in such Claim Notice is owed to such Indemnitee.

(d) If a Response Notice with respect to a Claim Notice agrees that the full Claimed Amount set forth in such Claim Notice is owed to the relevant Indemnitee, or if no Response Notice is received by such Indemnitee from the Indemnifying Party prior to the expiration of the Dispute Period applicable to such Claim Notice, then the Parties shall cause the

Escrow Agent to release such Claimed Amount to such Indemnitee from the Escrow Amount (to the extent of the Escrow Amount) and (ii) if the Escrow Amount is insufficient to cover such Claimed Amount in full, then, subject to the limitations, terms and conditions of this Article VIII and the Escrow Agreement, the Indemnifying Party shall pay within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of such Dispute Period, the remaining amount due to such Indemnitee.

(e) If a Response Notice with respect to a Claim Notice delivered to the relevant Indemnitee during the Dispute Period applicable to such Claim Notice agrees that part, but not all, of the Claimed Amount set forth in such Claim Notice is owed to such Indemnitee (the “Agreed Amount”), then (i) the Parties shall cause the Escrow Agent to release the Agreed Amount to such Indemnitee from the Escrow Amount (to the extent of the Escrow Amount) and (ii) if the Escrow Amount is insufficient to cover the full Agreed Amount, then, subject to the limitations, terms and conditions of this Article VIII, the Indemnifying Party shall pay within ten (10) Business Days following the delivery of such Response Notice, the remaining amount due to such Indemnitee.

(f) If a Response Notice with respect to a Claim Notice is delivered to the relevant Indemnitee during the Dispute Period applicable to such Claim Notice indicating that there is a Contested Amount, then such Indemnitee and the Indemnifying Party shall negotiate in good faith for a 30 day period to resolve the dispute related to the Contested Amount. If the Indemnifying Party and the relevant Indemnitee resolve such dispute, such resolution shall be binding on the Indemnifying Party and such Indemnitee, and a settlement agreement stipulating the amount owed to such Indemnitee (the “Stipulated Amount”) shall be signed by such Indemnitee and the Indemnifying Party. Following the execution of such settlement agreement, the Parties shall cause the Escrow Agent to release the Stipulated Amount to the relevant Indemnitee from the Escrow Amount (to the extent of the Escrow Amount). If the Escrow Amount is insufficient to cover the full Stipulated Amount, then, subject to the limitations, terms and conditions of this Article VIII and the Escrow Agreement, the Indemnifying Party shall pay within ten (10) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in such settlement agreement, the remaining amount due to such Indemnitee.

(g) In the event that there is a dispute relating to any Claim Notice or Contested Amount that cannot be settled in accordance with Section 8.9(f) (including the time periods set forth therein), such dispute shall be resolved in accordance with Sections 11.10, 11.11 and 11.13.

(h) Except for the amount (the “Retained Amount”) with respect to which Buyer shall have, prior to the Escrow Expiration Date, previously made a claim pursuant to the procedures set forth in this Article VIII and under the Escrow Agreement and for which the obligations to indemnify, if any, shall not have been previously satisfied from the Escrow Amount (each, a “Continuing Claim”), within three (3) Business Days following the Escrow Expiration Date, Buyer shall direct the Escrow Agent to release to Seller from the Escrow Account an amount in the aggregate equal to (i) the Escrow Amount as of the Escrow Expiration Date (as reduced from time to time pursuant to the terms of this Agreement and the Escrow Agreement), minus (ii) the Retained Amount. As soon as the Continuing Claims are resolved pursuant to the procedures set forth in this Article VIII, Buyer shall direct the Escrow Agent to release any associated Retained Amount held by the Escrow Agent pursuant to the terms of the Escrow Agreement to Seller. All payments made from the Escrow Account or otherwise pursuant to this Article VIII shall be treated by the Parties as an adjustment to the Purchase Price. Each of the parties hereto shall file all Tax Returns in a manner consistent with the foregoing. Except for Buyer pursuant to Section 2.5, no Person (including Seller or any of its Affiliates) shall have any obligation to fund the Escrow Account.

8.10 Exclusive Remedy. From and after the Closing (but subject to the terms and conditions of this Article VIII, including Section 8.5(f), and the Escrow Agreement), the remedies set forth in this Article VIII shall constitute the sole and exclusive remedy of the Parties for money damages with respect to any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement (including the Disclosure Schedules and Exhibits attached hereto and the certificates delivered hereunder) or the transactions contemplated hereby (it being understood that nothing in this Section 8.10 shall (a) affect the Parties’ rights to specific performance or other similar non-monetary equitable remedies with respect to the covenants referred to in this Agreement to be performed after the Closing or (b) interfere with or impede the operation of the provisions of Section 2.7).

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Seller;

(b) by Buyer, if (i) Seller has failed to consummate the Closing when required in accordance with Section 2.9(a) of this Agreement or (ii) there has been a material violation or breach by Seller of any covenant, representation or warranty contained in this Agreement, or if any representation or warranty of Seller shall have become untrue, in each case, such that the conditions to the obligations of Buyer to consummate the Closing in Sections 3.1(a) or (b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and such violation, breach or inaccuracy, if capable of being cured, shall not have been cured by Seller, as applicable, prior to the earlier of (A) ten (10) Business Days after receipt by Seller of written notice thereof from Buyer and (B) December 12, 2016 (as such date may be extended pursuant to Section 11.12, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to Buyer at any time that Buyer has materially violated, or is in material breach of any covenant, representation or warranty hereunder;

(c) by Seller, if (i) Buyer has failed to consummate the Closing when required in accordance with Section 2.9(a) of this Agreement or (ii) there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in each case, such that the conditions to the obligations of Seller to consummate the Closing in Section 3.2(a) or (b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and such violation, breach or inaccuracy, if capable of being cured, shall not have been cured by Buyer prior to the earlier of (A) ten (10) Business Days after receipt by Buyer of written notice thereof from Seller and (B) the End Date (provided that failure to deliver the payments required under Section 2.5 at the Closing as required hereunder shall not be subject to cure hereunder); provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to Seller at any time that Seller has materially violated, or is in material breach of, any covenant, representation or warranty hereunder;

(d) by either Party, if the transactions contemplated by this Agreement have not been consummated on or before the End Date; provided that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to either Party whose breach of this Agreement has prevented the Closing to occur on or before such date; or

(e) by Seller if (i) the conditions set forth in Section 3.1 have been satisfied (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, all of which shall have been capable of being satisfied on the date Closing should have occurred pursuant to Section 2.9(a)), (ii) Seller has irrevocably confirmed in writing that all conditions set forth in Section 3.2 have been satisfied or will be waived by Seller, (iii) within two (2) Business Days after Seller has delivered written notice to Buyer of the satisfaction of such conditions and such confirmation, the transactions contemplated under this Agreement shall not have been consummated and (iv) Seller stood ready, willing and able to consummate the transactions contemplated under this Agreement during such two (2) Business Day period.

9.2 Effect of Termination.

(a) In the event of any valid termination of this Agreement by Buyer or Seller as provided in Section 9.1, (i) this Agreement shall forthwith become void and of no further force or effect (except that this Section 9.2, Section 10.1, Section 10.2 and Article XI shall survive the termination of this Agreement and shall be enforceable by the parties hereto), and (ii) there shall be no liability or obligation on the part of either Party to the other party hereto with respect to this Agreement; provided that, nothing in this Section 9.2 (including clause (ii) of this Section 9.2(a)), shall be deemed to release any Party from any liability for any willful and material breach by such Party of the terms and provisions of this Agreement prior to such termination, and in the event of any such breach, the Parties hereto shall be entitled to exercise any and all remedies available under law or equity. Nothing herein shall limit or prevent any Party from exercising any rights or remedies it may have under Section 11.12 prior to such party terminating this Agreement pursuant to Section 9.1.

(b) Notwithstanding this Section 9.2 or anything else in this Agreement to the contrary, Buyer affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that Buyer obtain financing for or related to any of the transactions contemplated by this Agreement.

(c) Notwithstanding Section 9.2(a), if (i) Seller validly terminates this Agreement pursuant to Sections 9.1(c) or (e) or (ii) either Party validly terminates this Agreement pursuant to Section 9.1(d) and at the time of such termination Seller would have been entitled to terminate this Agreement pursuant to Section 9.1(e), then Buyer shall pay to

Seller a termination fee of $2,500,000 in cash (such payment, as applicable, the “Termination Fee”), such payment to be made by wire transfer of immediately available funds within two (2) Business Days after such termination. Except for an order of specific performance as and only to the extent expressly permitted by Section 11.12(b), payment of the Termination Fee by Buyer shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Seller and its Affiliates against Buyer, its Affiliates and their respective directors, officers, employees, agents, equityholders, financing sources (including the Debt Financing Sources) and other representatives, successors and assigns for any and all Losses or other Liability suffered or incurred as a result of any breach of any representation, warranty, covenant or other provision of this Agreement (whether willful, intentional, unintentional or otherwise), any failure of the Debt Financing to be consummated (including in accordance with the terms and provisions of the Debt Commitment Letter) or the failure of the transactions contemplated hereby to be consummated or otherwise, it being understood that in no event shall Buyer be required to pay the Termination Fee on more than one occasion. For the avoidance of doubt, upon Seller’s receipt and acceptance of such Termination Fee in accordance with the terms of this Section 9.2(c), no Debt Financing Source and none of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives, agents or counsel (including any outside counsel for any such Debt Financing Source) shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. While Seller may pursue both a grant of specific performance as set forth in Section 11.12(b) and the payment of the Termination Fee as set forth in this Section 9.2(c), under no circumstances shall Seller be permitted or entitled receive both a grant of specific performance to require Buyer to consummate the Closing and payment of the Termination Fee. The Parties acknowledge that the Termination Fee if payable pursuant to this Section 9.2(c) does not constitute a penalty but constitutes payment of liquidated damages that is reasonable in light of the substantial but indeterminate harm anticipated to be caused by Buyer’s breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder. If Purchaser fails to promptly pay the Termination Fee due pursuant to this Section 9.2(c), and, in order to obtain such payment, Seller commences an Action that results in a final and non-appealable judgment against Buyer for the Termination Fee, then Buyer shall pay to Seller, (i) Seller’s reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees) in connection with such Action and (ii) interest on the amount payable pursuant to such judgment at the prime rate as published in the Wall Street Journal in effect on the date such payment became due and payable hereunder, with such interest being payable in respect of the period from the date that payment first became due and payable hereunder through the date of actual indefeasible payment to Seller; provided, however, if Buyer is the prevailing party in such Action that results in a final and non-appealable judgment against Seller, Seller shall pay to Buyer any reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Buyer in connection with such Action. The Parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

ARTICLE X

ADDITIONAL AGREEMENTS

10.1 Confidentiality. The Parties acknowledge that they have previously executed that certain confidentiality agreement, dated June 18, 2015 by and between Extreme Networks Incorporated and Zebra Technologies Corporation (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms, unless the Closing shall occur, in which case the provisions of this Section 10.1 shall apply from and after the Closing Date. From and after the Closing until the fifth anniversary thereof, unless otherwise required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, each Party shall hold confidentially, and shall cause its Affiliates and Representatives to hold confidentially, all information furnished or made available by a Party (the “Provider”) to the other Party (the “Receiver”) pursuant to or in respect of the terms of this Agreement and the Ancillary Agreements and Seller shall hold confidential, and shall cause its Affiliates and Representatives to hold confidential all information exclusively regarding the Business (all such information being referred to as “Confidential Information”). The Parties shall, and shall cause their Representatives to, use the Confidential Information only in connection with the performance of this Agreement or as otherwise contemplated hereby. Confidential Information shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiver or its Representatives in violation of this Agreement; (ii) becomes available to the Receiver or its Representatives on a non-confidential basis from a Person other than the Provider or its Representatives who is not known by the Receiver to be bound by a confidentiality agreement with the Provider or any or its Representatives, or is not known by the Receiver to be under an obligation to the Provider or any of its Representatives not to transmit the information to the Receiver; (iii) was in the possession of the Receiver prior to disclosure by the Provider or its Representatives (provided that any information regarding the Business in the possession of Seller prior to the Closing Date or provided to Seller pursuant to, or maintained by Seller under, this Agreement or any Ancillary Agreement shall not be subject to this provision); or (iv) is developed by the Receiver independent of any Confidential Information provided hereunder (provided that any information regarding the Business in the possession of Seller prior to the Closing Date or provided to Seller pursuant to, or maintained by Seller under, this Agreement or any Ancillary Agreement shall not be subject to this provision). Nothing in this Section 10.1 shall affect Buyer’s rights in the Purchased Assets following the Closing. In the event that the Receiver or any of its Representatives are required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted to disclose any Confidential Information, the Receiver shall provide the Provider with prompt notice of such request or requirement in order to enable the Provider to: (i) seek an appropriate protective order or other remedy, (ii) consult with the Receiver with respect to the Provider’s taking steps to resist or narrow the scope of such request or legal process or (iii) waive compliance, in whole or in part, with the terms of this Section 10.1. In the event that such protective order or other remedy is not obtained, or the Provider waives compliance, in whole or in part, with the terms of this Section 10.1, the Receiver or its Representative, as the case may be, shall use commercially reasonable efforts (i) to disclose only that portion of the Confidential Information that the Receiver is advised in writing by its legal counsel is legally required to be disclosed and (ii) to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment.

10.2 Press Releases and Other Public Communications. No press release or other public announcement or communication related to this Agreement or the Transactions shall be issued or made by any Party without the joint approval of the Buyer and Seller, unless required by Law (in the reasonable opinion of counsel), in which case Buyer and Seller shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses. Subject to the provisions of this Agreement, each Party will bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the Transactions.

11.2 Further Assurances. Subject to the terms and conditions hereof, each of the Parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Buyer, to effectuate the provisions of this Agreement; provided that all such actions are in accordance with applicable Law. From time to time, whether at or after the Closing, Seller shall execute and deliver such further instruments of conveyance, transfer and assignment and take such other action as Buyer may reasonably require to more effectively convey and transfer to Buyer any of the Purchased Assets and Buyer will execute and deliver such further instruments and take such other action as Seller may reasonably require to more effectively assume the Assumed Liabilities. Upon reasonable request and during normal business hours, Buyer and Seller shall cooperate with each other, and shall cause their respective Representatives to cooperate with each other, after the Closing to ensure the orderly transition of the Purchased Assets and Assumed Liabilities to Buyer and to minimize any disruption to the businesses of Seller and Buyer that might result from the Transactions. To the extent that title to any asset which was included in the Purchased Assets is discovered to have been retained by Seller after the Closing, Seller shall, upon becoming aware of such discovery, use commercially reasonable efforts to promptly transfer any such asset to Buyer for the payment of no additional consideration. From and after the Closing Date, Seller shall promptly remit to Buyer any funds that are received by Seller and that are included in the Purchased Assets or that represent the payment of receivables included in the Purchased Assets.

11.3 No Third Party Beneficiaries. Except as provided in Article VIII with respect to the indemnification of Seller Indemnitees and Buyer Indemnitees, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties (including, for the avoidance of doubt, any Business Employees) any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement; provided that this proviso and each of Section 5.7(a), Section 6.4, this Section 11.3, Section 11.8, Section 11.10, Section 11.11 and Section 11.13 (in each case, to the extent relating to the Debt Financing Sources) are intended to be for the benefit of, and shall be enforceable by, the Debt Financing Sources, who shall be express third-party beneficiaries of such Sections (in each case, to the extent relating to the Debt Financing Sources, the Debt Commitment Letter or the Debt Financing).

11.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party without the prior written consent of the other Party, (provided that Buyer may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to one or more of its Affiliates and (without the consent of Seller) may at any time collaterally assign this Agreement or any of its rights and interests hereunder to any Debt Financing Source; provided however that no such assignment shall relieve Buyer of any of its obligations hereunder).

11.5 Entire Agreement and Modification. This Agreement and the Ancillary Agreements (including the Exhibits and Schedules hereto and thereto) constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede any prior understandings, agreements, warranties or representations by or between the Parties, written or oral, which may have related in any way to the subject matter hereof. The express terms in this Agreement and the Ancillary Agreement control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof and thereof.

11.6 Schedules and Exhibits. The Schedules and Exhibits described herein and attached hereto constitute an inseparable part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein.

11.7 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to sections of this Agreement; provided however, any information set forth in a particular section of the Disclosure Schedules will be deemed to be disclosed in any other section of the Disclosure Schedules where it is readily apparent on the face of such information that such information applies to such other section. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. In the event a subject matter is addressed in more than one representation and warranty, Buyer will be entitled to rely only on each representation and warranty addressing such matter. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).

11.8 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended or waived only in a writing signed by Buyer and Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default. Notwithstanding the foregoing, any amendment, supplement or modification of this Section 11.8 or any of Section 5.7(a), Section 6.4, Section 11.3, Section 11.10, Section 11.11, or Section 11.13, in each case to the extent such amendment, supplement or modification would directly impact, or be adverse to, the interests of the Debt Financing Sources in their capacities as such under this Section, shall also be approved by written consent of the Debt Financing Source.

11.9 Notices. All notices, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been given (a) upon delivery, if delivered by hand, (b) when transmitted via facsimile or electronic email to the number or email address set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

If to Buyer:

Extreme Networks, Inc.

145 Rio Robles

San Jose, California 95134

Attention: Katy Motiey, Chief Administrative Officer – HR, Legal & Corporate Secretary

E-mail: kmotiey@extremenetworks.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94024

Attention: Tad Freese

Facsimile No: (650) 463-2600

E-mail: tad.freese@lw.com

If to Seller:

Zebra Technologies Corporation

3 Overlook Point

Lincolnshire, IL 60069

Attention: Michael Cho, Senior Vice President, Corporate Development

Facsimile No: +1 847 821 2545

E-mail: MCho2@zebra.com

with copies (which shall not constitute notice) to:

Zebra Technologies Corporation

3 Overlook Point

Lincolnshire, IL 60069

Attention: Jim Kaput, Senior Vice President, General Counsel and Corporate Secretary

Facsimile: +1 630 723 8447

E-mail: jkaput@zebra.com

and

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention: R. Henry Kleeman

Joydeep Dasmunshi

Facsimile No.: (312) 862-2200

E-mail: henry.kleeman@kirkland.com

joydeep.dasmunshi@kirkland.com

11.10 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or relating to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws or the choice of law principles of any jurisdiction; provided that, notwithstanding the foregoing or anything herein to the contrary, the Parties hereto acknowledge and irrevocably agree that any action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby shall be governed by and construed in accordance with the internal laws of the State of California, without regard to conflicts of laws or the choice of law principles of any jurisdiction.

11.11 CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

(a) SUBJECT TO CLAUSE (b) BELOW, THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN

CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON BUYER BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 11.9.

(b) Notwithstanding anything herein to the contrary, the Parties hereto acknowledge and irrevocably agree (i) that any action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby shall be subject to the exclusive jurisdiction of any state or federal court in the State of California and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their respective Affiliates or Representatives to bring or support anyone else in bringing such action in any other court, (iii) that service of process, summons, notice or document by registered mail shall be effective service of process against them for any such action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (v) notwithstanding anything to the contrary set forth in Section 11.13, to waive and hereby waive any right to trial by jury in respect of any such action and (vi) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

11.12 Specific Performance.

(a) The Parties agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Transactions. It is accordingly agreed that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.11 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.12 shall not be required to provide any bond or other security in connection with any such order or injunction. If, on or prior to the End Date, any Party brings an action in accordance with Section 11.11, to enforce specifically the obligation of the other Party to consummate the Closing, the End Date shall automatically be extended (i) for the period during which such action is pending, plus ten (10) Business Days, or (ii) by such other time period established by the court presiding over such action, as the case may be.

(b) Notwithstanding the right of Seller to obtain an injunction or injunctions or other appropriate form of specific performance or equitable remedies described in Section 11.12(a), the Parties acknowledge and agree that Seller shall be entitled to seek an injunction, specific performance or other equitable remedies to enforce Buyer’s obligation to consummate the transactions contemplated by this Agreement only in the event that each of the following conditions has been satisfied: (i) all conditions in Section 3.1 have been satisfied at the time the Closing is required to have occurred pursuant to Section 2.9(a) (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, all of which shall have been capable of being satisfied on the date Closing is required to have occurred pursuant to Section 2.9(a)); (ii) the proceeds of the Debt Financing are available to Buyer on the terms and in the amounts set forth in the Debt Commitment Letter or will be available in accordance with the terms thereof at the Closing; and (iii) Seller has irrevocably confirmed in a written notice delivered to Buyer that if specific performance is granted pursuant to this Section 11.12(b), then it would take such actions that are within its control to cause the Closing to occur.

11.13 Waiver of Trial by Jury. SUBJECT TO SECTION 11.11(b)(v), EACH PARTY HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13. If the jury trial waiver of the Parties specified in Section 11.11(b) hereof is deemed ineffective or unenforceable, the Parties agree that all claims and actions, whether in law or equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources or the Debt Financing arising out of, or relating to, the transactions contemplated hereby, shall be resolved by reference to a private judge sitting without a jury pursuant to California Code of Civil Procedure Section

638, before a mutually acceptable referee or, if the Parties cannot agree, a referee selected by the presiding judge of San Francisco County, California. Such proceeding shall be conducted in San Francisco County, California, with California rules of evidence and discovery applicable to such proceeding. In the event that any such actions or claims are to be resolved by judicial reference, any party may seek from a court located in San Francisco County, California, any prejudgment order, writ or other relief and have such prejudgment order, writ or other relief enforced to the fullest extent permitted by law notwithstanding that all claims are otherwise subject to resolution by judicial reference.

11.14 Prevailing Party. In the event of litigation between the Parties with respect to this Agreement, the prevailing Party in any final and non-appealable judgment resulting from such litigation shall be entitled to recover from such other Party its reasonable and documented out-of-pocket costs and expenses incurred in connection with such Action, including, without limitation, reasonable and documented out-of-pocket legal fees and associated court costs.

11.15 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the Parties will negotiate in good faith to amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect as closely as possible to the intent of the Parties to the maximum extent permitted by applicable Law.

11.16 References. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “threatened” means threatened in writing. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular, and all words in any gender shall extend to and include all genders.

11.17 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.18 Deliveries. A document or item will be deemed “delivered”, “provided” or “made available” within the meaning of this Agreement only if such document or item was included in and available at Seller’s electronic data room in connection with the Transactions at or prior to 11:59 p.m. Pacific Time on the second Business Day immediately preceding the date hereof and not subsequently removed.

11.19 Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

11.20 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.21 No Recourse; Waiver of Claims. Notwithstanding anything to the contrary contained herein, Seller hereby (a) irrevocably waives any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Commitment Letter and the Debt Financing or any of the transactions contemplated hereby, (b) irrevocably agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby and (c) irrevocably agrees to cause any such action or proceeding asserted by Seller in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to Seller in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank]

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Asset Purchase Agreement effective as of the date and year first above written.

EXTREME NETWORKS, INC.

By:	/s/ Katy Motiey
Name:	Katy Motiey
Title:	Executive Vice President, Chief Administrative Officer – Human Resources, Legal and Secretary

ZEBRA TECHNOLOGIES CORPORATION

By:	/s/ Michael Cho
Name:	Michael Cho
Title:	Senior Vice President of Corporate Development

Signature Page to Asset Purchase Agreement

Exhibit J

Debt Commitment Letter

[see Exhibit 10.1 to this Form 8-K]